SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Form 6-K dated 11 November 2002

AngloGold Limited
(Translation of Registrant’s Name into English)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [   ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [   ] No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   )

Enclosure[s]

–	Circular to shareholders dated 11 November 2002 includes Proxy, Surrender Form and ADR Proxy in respect of meeting of shareholders of AngloGold Limited to be held at 10:00 (SA time) on Thursday, 5 December 2002, at The Johannesburg Country Club, Napier Road, Auckland Park, Johannesburg, South Africa.

–	Proposed Memorandum and Articles of Association to be approved at the aforementioned meeting of shareholders.

CORPORATE INFORMATION
SALIENT FEATURES AND ACTION TO BE TAKEN BY SHAREHOLDERS
SALIENT DATES AND TIMES
DEFINITIONS
CIRCULAR TO SHAREHOLDERS
1. INTRODUCTION
2. PURPOSE OF THIS CIRCULAR
3. LAST DAY TO TRADE AND RECORD DATE FOR THE ODD-LOT OFFER
4. ODD-LOT OFFER
5. SPECIFIC AUTHORITY TO REPURCHASE SHARES
6. EFFECTS ON SHARE CAPITAL
7. SUB-DIVISION
8. FINANCIAL EFFECTS
9. SURRENDER PROCEDURES
10. EXCHANGE CONTROL
11. MAJOR SHAREHOLDERS
12. DIRECTORS
13. LITIGATION STATEMENT
14. OPINIONS AND RECOMMENDATIONS
15. DIRECTORS’ RESPONSIBILITY
16. GENERAL MEETING
17. DOCUMENTS AVAILABLE FOR INSPECTION
ANNEXURE — SHARE PRICE HISTORY
NOTICE OF GENERAL MEETING
NOTE:
SIGNATURES

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

Action required

1.	If you are in any doubt as to the action you should take in relation to this circular please consult your stockbroker, banker, accountant, legal adviser or other professional adviser immediately.

2.	If you have disposed of all your shares in AngloGold Limited (“AngloGold”), please forward this circular, together with the enclosed form of proxy (white) and voting instruction form (yellow), to the stockbroker, banker or agent through whom you disposed of such shares.

3.	Certificated or dematerialised “own name”shareholders who are unable to attend the general meeting of shareholders of AngloGold to be held at 10:00 on Thursday, 5 December 2002, at The Johannesburg Country Club, Napier Road, Auckland Park, Johannesburg, and wish to be represented thereat, should complete and return the enclosed form of proxy (white) to the share registrars in accordance with the instructions contained therein so as to be received not later than 10:00 (South African time) on Tuesday, 3 December 2002.

4.	Shareholders who have dematerialised their AngloGold shares (other than those whose shareholding is recorded in their own name in the sub-register maintained by their CSDP or broker) must provide their CSDP or broker with their voting instructions or request their CSDP or broker to provide them with the necessary authority to attend the general meeting in person in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or broker.

Shareholders with holdings of less than 50 shares in AngloGold (“odd-lots”) at the close of business on Friday, 20 December 2002, and who do not complete and return the attached form of election (blue) by no later than 16:00 on Friday, 20 December 2002, will be deemed to have elected to dispose of their odd-lots and accordingly will receive a cash consideration for such odd-lots. Beneficial owners of dematerialised AngloGold shares are advised to contact their CSDP or broker in order to furnish them with an appropriate instruction regarding their odd-lots. The odd-lot offer is not available to holders of AngloGold ADSs and CDIs and to shareholders whose registered addresses are, or who are located, in the United States or to, or for the account or benefit of, shareholders who are U.S. persons. AngloGold has not and will not register under the U.S. Securities Act any AngloGold shares being offered or sold under the odd-lot offer. Therefore, these shares may not be offered or sold in the United States or to U.S. persons, unless they are registered under the U.S. Securities Act, or an exemption from the registration requirements of the U.S. Securities Act is available. Further details on the process to be followed are contained in this circular.

ANGLOGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
ISIN: ZAE000014601   JSE share code: ANG
(“AngloGold” or “the Company”)

Circular to shareholders
regarding

–	the proposed adoption of a new Memorandum and Articles of Association;
–	an odd-lot offer;
–	the sub-division of the Company’s authorised and issued ordinary share capital;
–	the surrender of all existing documents of title in respect of certificated ordinary shares in exchange for new share certificates; and
–	a specific repurchase of the Company’s shares

and incorporating

–	a notice of general meeting of shareholders;
–	a form of proxy;
–	a voting instruction form;
–	a form of election; and
–	a form of surrender

JSE Sponsor	Legal advisers
	Australia		South Africa
UBS Warburg Securities (South Africa) (Pty) Ltd A financial services group of UBS AG (Member of the JSE Securities Exchange South Africa) (Registration number 1995/011140/07)
United States of America and United Kingdom

Date of issue: 11 November 2002

Note:

* These documents are not applicable to holders of:

American Depositary Shares (“ADSs”) and CHESS Depositary Interests (“CDIs”).

† This document is not applicable to shareholders located in the United States or to shareholders who are U.S. persons.

CORPORATE INFORMATION

DIRECTORS
Non-Executive
Independent
R P Edey* (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman‡
Mrs E le R Bradley
C B Brayshaw
Dr V K Fung‡

Non-Independent
A W Lea (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver*)
J Ogilvie Thompson (Alternate: D D Barber)
N F Oppenheimer
A J Trahar

Executive
R M Godsell (Chief Executive Officer)
J G Best
D L Hodgson
K H Williams
*British    ‡American

Managing Secretary
Y Z Simelane

Company Secretary
C R Bull

OFFICES
Registered and Corporate
South Africa
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: + 27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13
St Martins Tower
44 St George’s Terrace
Perth, WA 6000
Australia
(PO Box Z5046, Perth, WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662

United States of America
Anglogold Americas Inc.
509 Madison Avenue
Suite 1914
New York, NY 10022
United States of America

UNITED KINGDOM SECRETARIES
St James’s Corporate Services Limited
6 St James’s Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989

SHARE REGISTRARS
South Africa
Computershare Investor Services
Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 945
within South Africa
Telephone: +27 11 370 7700 outside
South Africa
Fax: +27 11 688 7710

United Kingdom
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119

Australia
Computershare Investor Services
Pty Limited
Level 2
45 St George’s Terrace
Perth, WA 6000
Australia
(GPO Box D182, Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 70 10
(in Australia)
Fax: +61 8 9323 2033

ADR DEPOSITARY
The Bank of New York
101 Barclay Street
22nd Floor
New York, NY 10286
United States of America
Telephone: +1 212 888 269 2377
Fax: +1 212 571 3050/3052

LEGAL ADVISERS
Australia
Freehills
Level 42, 101 Collins Street
Melbourne, Victoria 3000
Australia
Telephone: +61 416 366 8381
Fax: +61 3 9288 1567

South Africa
Taback and Associates (Pty)
Limited
(Registration No.2000/010434/07)
1st Floor, 21 West Street
Houghton 2198
(PO Box 3334, Houghton 2041)
South Africa
Telephone: +27 11 483 1571
Fax: +27 11 483 1503

United States of America and
United Kingdom
Shearman & Sterling
801 Pennsylvania Avenue N W
Washington DC 20004-2604
United States of America
Telephone: +1 202 508 8000
Fax: +1 202 508 8100

and

Broadgate West
9 Appold Street
London EC2A 2AP
England
Telephone: +44 20 7655 5000
Fax: +44 20 7655 5500

JSE SPONSOR
UBS Warburg Securities
(South Africa) (Pty) Ltd
(Registration No.1995/011140/07)
64 Wierda Road East
Wierda Valley
Sandton 2196
(PO Box 652863, Benmore 2010)
South Africa
Telephone: +27 11 322 7000
Fax: +27 11 322 7380

SALIENT FEATURES AND ACTION TO BE TAKEN BY SHAREHOLDERS

The definitions and interpretations commencing on page 6 of this circular have been used in these salient features. These salient features provide an outline of the adoption of the new Memorandum and Articles of Association, the odd-lot offer as well as the sub-division of AngloGold shares and should be read in conjunction with this circular as a whole.

1.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Various amendments to the Companies Act since 1977, changes to the Listings Requirements of the JSE, the implementation of STRATE, and the issue of the second King Report have made it essential that a new set of Memorandum and Articles of Association be adopted, replacing the existing documents in their entirety.

2.	THE ODD-LOT OFFER

In terms of the odd-lot offer, all shareholders who hold less than 50 shares in aggregate at the close of business on Friday, 20 December 2002, may elect to:

2.1	sell their odd-lot holdings to AngloGold at R493.32 per AngloGold share; or

2.2	purchase a sufficient number of additional AngloGold shares at R468.65, being the offer price less a 5% discount, per AngloGold share in order to increase their odd-lot holdings to 50 shares; or

2.3	retain their odd-lot holdings.

The odd-lot offer opens for acceptance at 09:00 on Monday, 11 November 2002 and will close at 16:00 on Friday, 20 December 2002.

The odd-lot offer is not available to holders of AngloGold ADSs and CDIs and to shareholders whose registered addresses are, or who are located, in the United States or to shareholders who are U.S. persons.

The odd-lot offer is not available to holders of AngloGold shares in book entry form through the Euroclear France system under Euroclear France securities code 12969.

3.	THE SUB-DIVISION OF ANGLOGOLD SHARES

With effect from the close of business on Tuesday, 24 December 2002, each ordinary share of 50 cents will be sub-divided into 2 ordinary shares of 25 cents each. As a consequence of the sub-division of AngloGold shares, one AngloGold share will be equivalent to one AngloGold American Depositary Share and one AngloGold share. With effect from the close of business on Tuesday, 24 December 2002, the ratio of AngloGold shares to CDIs will be adjusted so that one new AngloGold share will be equivalent to 5 AngloGold CDIs and, similarly, one AngloGold American Depositary Share will be equivalent to 5 AngloGold CDIs. The net effect on CDI holders of the sub-division of the AngloGold shares and the adjustment of the CDI ratio is that the number of CDIs held by each CDI holder will not change. Holders of CDIs will be issued with a new holding statement.

4.	GENERAL MEETING

A general meeting has been convened to be held at The Johannesburg Country Club, Napier Road, Auckland Park, Johannesburg, at 10:00 on Thursday, 5 December 2002, for the purpose of considering and, if deemed fit, passing the resolutions required to adopt a new Memorandum and Articles of Association of the Company, to provide for an odd-lot offer, and to implement the odd-lot offer and the sub-division of the Company’s issued share capital.

5.	ACTION TO BE TAKEN

5.1	Form of proxy

Action to be taken by shareholders who hold their shares in certificated or own name dematerialised form

Shareholders who are unable to attend the general meeting and who wish to be represented thereat, should complete the attached form of proxy (white) in accordance with the instructions contained therein and return it so as to be received by the share registrars by not later than 10:00 (South African time) on Tuesday, 3 December 2002.

5.2	Voting instruction form

Action to be taken by beneficial owners of dematerialised shares

Beneficial owners of dematerialised shares must arrange with their CSDP or broker to provide them with the necessary authorisation to attend the general meeting or be represented thereat or they must instruct their CSDP or broker as to how they wish to vote. (For this purpose the voting instruction form (yellow) may be used). This will need to be done in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or broker.

5.3	Form of election

5.3.1	Action to be taken by odd-lot shareholders who hold their shares in certificated form

–	Odd-lot shareholders who wish to elect the cash alternative or the purchase alternative or to retain their odd-lot holdings, must return the attached form of election (blue) in accordance with the instructions contained therein to the share registrars, so as to be received by not later than 16:00 on Friday, 20 December 2002.

–	ODD-LOT SHAREHOLDERS WHO DO NOT COMPLETE AND RETURN THE ATTACHED FORM OF ELECTION (BLUE) BY 16:00 ON FRIDAY, 20 DECEMBER 2002 SHOULD NOTE THAT THEY WILL BE DEEMED TO HAVE SOLD THEIR ODD-LOTS FOR CASH AT THE OFFER PRICE TO ANGLOGOLD.

–	HOLDERS OF ANGLOGOLD ADSs OR CDIs, OR ODD-LOT SHAREHOLDERS WHOSE REGISTERED ADDRESSES ARE, OR WHO ARE LOCATED, IN THE UNITED STATES, OR WHO ARE U.S. PERSONS MAY NOT TAKE THESE ACTIONS. FORMS OF ELECTION SUBMITTED BY THESE PERSONS WILL BE NULL AND VOID.

5.3.2	Action to be taken by beneficial owners of dematerialised shares

–	Subject to the terms of their custody agreement, beneficial owners of odd-lots must advise their CSDP or broker as to what action they wish to take by the deadline stipulated by their CSDP or broker for the receipt of such instructions.

–	Beneficial owners of dematerialised shares must NOT return a form of election to the share registrars as this will be rejected by them. Their instructions must be sent to their CSDP or broker for action in terms of their respective custody agreements.

–	ODD-LOT SHAREHOLDERS WHO DO NOT INSTRUCT THEIR CSDP OR BROKER IN TERMS OF THEIR RESPECTIVE CUSTODY AGREEMENTS WILL BE DEEMED TO HAVE SOLD THEIR ODD-LOTS FOR CASH AT THE OFFER PRICE TO ANGLOGOLD.

–	HOLDERS OF ANGLOGOLD ADSs OR CDIs, OR ODD-LOT SHAREHOLDERS WHOSE REGISTERED ADDRESSES ARE, OR WHO ARE LOCATED, IN THE UNITED STATES, OR WHO ARE U.S. PERSONS MAY NOT TAKE THESE ACTIONS. FORMS OF ELECTION SUBMITTED BY THESE PERSONS WILL BE NULL AND VOID.

5.4	Form of surrender

5.4.1	Action to be taken by beneficial owners of, and shareholders who hold, dematerialised shares

–	Beneficial owners of, and shareholders who hold, dematerialised shares must not return a form of surrender.

–	Safe custody accounts will be updated by the beneficial owners’ CSDPs or brokers on Monday, 6 January 2003 to reflect the new AngloGold shares.

5.4.2	Action to be taken by shareholders who hold certificated shares

–	If the sub-division is implemented, all shareholders who hold certificated shares will be required to surrender their documents of title in respect of all their AngloGold shares for replacement share certificates. It is intended that a circular incorporating a second form of surrender will be sent to shareholders on Friday, 6 December 2002.

–	However, any shareholders who hold certificated shares and who wish to surrender their documents of title in anticipation of the sub-division being implemented, should complete the attached form of surrender (green) in accordance with the instructions contained therein and return it, together with their relevant documents of title, to the share registrars.

–	Shareholders on the South African register who have not yet dematerialised their AngloGold shares are referred to the letter dated 30 July 2001 from AngloGold to shareholders providing information on STRATE and the implementation of the Issuer-Sponsored Nominee Programme. Shareholders may request additional copies from Computershare Investor Services Limited by telephone or fax.

–	Shareholders may not dematerialise or rematerialise their AngloGold shares from the commencement of business on Friday, 13 December 2002 to the close of business on Friday, 3 January 2003.

SALIENT DATES AND TIMES

2002

Election period for the odd-lot offer opens at 09:00 on	Monday, 11 November

Forms of proxy to be received by 10:00 on	Tuesday, 3 December

General meeting to be held at 10:00 on	Thursday, 5 December

Results of general meeting published in the South African press on Friday, 6 December and released on all relevant stock exchanges’ news services on	Thursday, 5 December

Circular containing a second form of surrender posted to shareholders on	Friday, 6 December

Last day to trade on the JSE in order to participate in the odd-lot offer	Thursday, 12 December

Election period for the odd-lot offer closes (and forms of election to be received by) 16:00 on (see Note 3)	Friday, 20 December

Record date to determine those shareholders entitled to participate in the odd-lot offer at the close of business on	Friday, 20 December

Implementation of the odd-lot offer takes effect after close of business on	Friday, 20 December

Results of the odd-lot offer published in the South African press and released on all relevant stock exchanges’ news services on	Monday, 23 December

Safe custody accounts debited/credited and updated at CSDP/broker, in respect of shareholders holding dematerialised shares who accepted the odd-lot offer, on	Monday, 23 December

Cheques posted/electronic funds transfers effected in respect of certificated shareholders against surrender of existing document(s) of title pursuant to:
— the sale of odd-lot holdings in respect of certificated shares, or
— the election by shareholders of the cash alternative from	Monday, 23 December

Last day to trade in existing shares, prior to the sub-division taking effect at close of business on	Tuesday, 24 December

Shares will trade as new sub-divided AngloGold shares from	Friday, 27 December

2003

Record date for the sub-division	Friday, 3 January

New share certificates in respect of new AngloGold shares posted to shareholders who hold certificated shares against surrender of existing document(s) of title and new share certificates in respect of new AngloGold shares posted to shareholders who accepted the odd-lot offer from	Monday, 6 January

Safe custody accounts updated at CSDP/broker, in respect of shareholders holding dematerialised shares, on	Monday, 6 January

Notes:

1.	The odd-lot offer is not available to holders of AngloGold ADSs and CDIs and to shareholders whose registered addresses are, or who are located, in the United States or to shareholders who are U.S. persons.

2.	Any AngloGold shares purchased on the JSE after Thursday, 12 December 2002 will not be eligible to participate in the odd-lot offer.

3.	Shareholders may not dematerialise or rematerialise their AngloGold shares from the commencement of business on Friday, 13 December 2002 to the close of business on Friday, 3 January 2003.

4.	Dematerialised odd-lot shareholders are required to notify their duly appointed CSDP or broker of their odd-lot offer election in the manner and time stipulated in the custody agreement governing the relationship between an odd-lot holder and his CSDP or broker.

5.	The above dates and times are subject to change. Any changes will be published in the South African press and released on all relevant stock exchanges’ news services.

6.	All times shown in the circular are South African local times.

DEFINITIONS

In this circular and the documents attached hereto, unless the context indicates otherwise, the words in the first column have the meanings stated opposite them in the second column, words in the singular include the plural and vice versa, words importing the masculine include the feminine, and words incorporating persons include juristic persons and associations of persons.

“ADS”	American Depositary Share representing one-half of one AngloGold share and which as a result of the sub-division will represent one new AngloGold share;

“AngloGold group”	means the Company and its subsidiaries;

“AngloGold shares”	ordinary shares having a par value of 50 cents each in the authorised and issued share capital of AngloGold, prior to sub-division and specifically includes, without limitation, uncertificated shares;

“beneficial owner”	a person or entity on whose behalf any dematerialised share is held by a CSDP or broker in the name of a nominee company owned by the CSDP or broker, in accordance with a custody agreement between the beneficial owner and his CSDP or broker;

“business day”	any day other than a Saturday, Sunday or official public holiday in South Africa;

“cash alternative”	the right of the odd-lot shareholders to sell odd-lot holdings at the offer price;

“certificated shareholders”	shareholders who have not dematerialised their AngloGold shares;

“CDI”	CHESS Depositary Interest, a depositary instrument representing one-tenth of an AngloGold share and which after the sub-division will represent one-fifth of a new AngloGold share;

“certificated shares”	shares which are evidenced by a certificate and which have not yet been surrendered for dematerialisation;

“CHESS”	Clearing House Electronic Subregister System of the Australian Stock Exchange, which provides for the electronic transfer of securities in Australia;

“circular”	this bound document dated 11 November 2002, including the notice of general meeting, the form of proxy, the voting instruction form, the form of election and the form of surrender;

“common monetary area”	South Africa, the Republic of Namibia and the Kingdoms of Swaziland and Lesotho;

“Companies Act”	the South African Companies Act, 1973 (Act 61 of 1973), as amended;

“Computershare Custodial Services”	Computershare Custodial Services Limited (registration number 2000/006082/06), a registered depositary institution within the provisions of the Custody and Administration of Securities Act, 1992 (Act 85 of 1992), as amended, and accredited as a CSDP under the provisions of section 91A of the Companies Act and the Regulations promulgated thereunder, being the custodian of the shares in the Company registered in the name of Computershare Nominees;

“Computershare Nominees”	Computershare Nominees (Proprietary) Limited (registration number 1999/008543/07), a wholly-owned subsidiary of Computershare Custodial Services;

“CSDP”	Central Securities Depositary Participant;

“custody agreement”	the custody mandate agreement between the dematerialised shareholder and the CSDP or broker covering their relationship in respect of dematerialised shares held by the CSDP or broker;

“dematerialise” or “dematerialisation”	process by which certificated shares will be converted into electronic form under STRATE;

“dematerialised shareholders”	shareholders who have dematerialised their AngloGold shares;

“directors”	the directors of AngloGold;

“document(s) of title”	share certificates or share statements or certified deeds or any other document(s) of title acceptable to AngloGold in respect of certificated shares;

“general meeting”	the general meeting of shareholders to be held at 10:00 on Thursday, 5 December 2002 at The Johannesburg Country Club, Napier Road, Auckland Park, Johannesburg;

“JSE”	the JSE Securities Exchange South Africa;

“Issuer-Sponsored Nominee Programme”	the programme initiated by AngloGold and Computershare Custodial Services to establish and/or appoint an Issuer-Sponsored Nominee to hold AngloGold shares on behalf of shareholders, in accordance with the letter to shareholders dated 30 July 2001, in order to facilitate the dematerialisation of AngloGold shares into uncertificated form in terms of section 91A of the Companies Act and provide certain advantages thereafter;

“King Report”	the King Report on Corporate Governance for South Africa 2002;

“last day to trade”	Thursday, 12 December 2002, being the last day to trade AngloGold shares on the JSE, in order for the trade to be settled on the record date for the odd-lot offer and for such shares to be eligible to participate in the odd-lot offer;

“Listings Requirements”	the Listings Requirements of the JSE, and any other stock exchanges on which AngloGold shares are listed;

“new AngloGold shares”	ordinary shares having a par value of 25 cents each in the authorised and issued share capital of AngloGold resulting from the sub-division of each AngloGold share into 2 new AngloGold shares;

“odd-lots” or “odd-lot holdings”	total shareholdings of less than 50 AngloGold shares;

“odd-lot offer”	collectively, the cash alternative, the share purchase alternative and the election to retain odd-lot holdings;

“odd-lot shareholders”	shareholders holding odd-lot holdings on the record date for the odd-lot offer;

“offer price”	R493.32 per ordinary share being the volume weighted average traded price of AngloGold shares on the JSE over the 10 trading days ended Tuesday, 29 October 2002;

“resolutions”	the special resolutions and the ordinary resolutions reflected in the notice of general meeting;

“record date for the odd-lot offer”	the close of business on Friday, 20 December 2002;

“SENS”	The Stock Exchange News Service of the JSE;

“share purchase alternative”	the right of the odd-lot shareholders to purchase a sufficient number of additional AngloGold shares at R468.65, being the offer price less a 5% discount, per ordinary share in order to increase their odd-lot holdings to 50 AngloGold shares;

“shareholders”	registered holders of AngloGold shares and, following sub-division, new AngloGold shares as reflected on the AngloGold register and the sub-register maintained by a CSDP or broker;

“share registrars”	Computershare Investor Services Limited in South Africa, and Computershare Investor Services PLC in the United Kingdom, and Computershare Investor Services Pty Limited in Australia;

“South Africa”	the Republic of South Africa;

“STRATE”	Shares Transactions Totally Electronic, an electronic settlement environment for transactions to be settled and transfer of ownership to be recorded electronically, which is managed by STRATE Limited (registration number 1998/022242/06);

“sub-division”	the sub-division of every AngloGold share into 2 new AngloGold shares;

“uncertificated shares”	AngloGold shares which are by virtue of section 91A of the Companies Act transferable without a written instrument and are not evidenced by a certificate;

“U.S.” or “United States”	the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. person”	any natural person resident in the United States;

any partnership or corporation organised or incorporated under the laws of the United States;

any estate of which any executor or administrator is a U.S. person;

any trust of which any trustee is a U.S. person;

any agency or branch of a foreign entity located in the United States;

any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person;

any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organised, incorporated, or (if an individual) resident in the United States; and any partnership or corporation if:

— organised or incorporated under the laws of any foreign jurisdiction; and

— formed by a U.S. person principally for the purpose of investing in securities not registered under the U.S. Securities Act, unless it is organised or incorporated, and owned, by accredited investors (as defined in Rule 501(a) under the U.S.Securities Act) who are not natural persons, estates or trusts.

Certain of the above persons may not be classified as U.S. persons under Regulation S under the U.S. Securities Act. For example, the following are not U.S. persons:

— any discretionary account or similar account (other than an estate or trust) held for the benefit or account of a non-U.S. person by a dealer or other professional fiduciary organised, incorporated, or (if an individual) resident in the United States; or

— any agency or branch of a U.S.person located outside the United States if:

— the agency or branch operates for valid business reasons; and

— the agency or branch is engaged in the business of insurance or banking and is subject to substantive insurance or banking regulation, respectively, in the jurisdiction where located.

“U.S. Securities Act”	the Securities Act of 1933, as amended, of the United States.

ANGLOGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
(“AngloGold” or “the Company”)

CIRCULAR TO SHAREHOLDERS

1.	INTRODUCTION

1.1	Memorandum and Articles of Association

The Company was incorporated on 29 May 1944 with the existing Memorandum and Articles of Association, under the Companies Act, 1926 (Act 46 of 1926), as Vaal Reefs Exploration and Mining Company Limited. New Articles of Association were adopted on 28 April 1977 and duly registered by the Registrar of Companies on the same day. A certificate of change of name was registered with the Registrar of Companies on 13 March 1998, changing the name of the Company to AngloGold Limited, with effect from 30 March 1998.

Various amendments to the Companies Act since 1977, changes to the Listings Requirements of the JSE, the implementation of STRATE, and the issue of the King Report have made it essential that a new Memorandum and Articles of Association be adopted, replacing the existing documents in their entirety.

The new Memorandum of Association contains the undermentioned revised main business and objects clauses, as provided for in terms of the Companies Act:

Main business

To carry on the business of gold exploration, the mining and production of gold, the manufacturing, marketing and selling of gold products and the development of markets for gold.

Main object

To engage in all aspects of the business of gold exploration, the mining and production of gold, the manufacturing, marketing and selling of gold products and the development of markets for gold.

The new Articles of Association provide for, inter alia:

–	odd-lot offers;

–	an expansion of the ordinary business to be considered at annual general meetings;

–	the quorum for general meetings to include a representative of the holding company;

–	no maximum limit in the number of directors;

–	the use of electronic or other means for the purpose of facilitating Company meetings and communications between the Company and shareholders;

–	payments to members in currencies stipulated by the directors or the Company in general meeting.

The new Memorandum and Articles of Association have been approved by the JSE and the Australian Stock Exchange and will be available for inspection as set out in paragraph 17 of this circular.

1.2	Odd-lot offer and sub-division

The AngloGold share price is currently at very high levels relative to the shares of other gold companies listed on the JSE, which makes it difficult for smaller investors to invest in AngloGold.

AngloGold currently has 15,555 shareholders holding less than 50 shares. These shareholders hold 175,050 AngloGold shares which constitute 0.16% of the total number of shares in issue. A significant number of odd-lot holders received their odd-lot holdings at the time of the formation of AngloGold in 1998.

In order to make AngloGold shares more affordable and to reduce the substantial administrative costs connected with this large number of odd-lot shareholders in an equitable manner, the directors are proposing:

–	the sub-division of the ordinary share capital of the Company on the basis of each ordinary share being sub-divided into two ordinary shares. This will have the effect of splitting the present authorised ordinary share capital consisting of 200,000,000 ordinary shares of 50 cents each into 400,000,000 ordinary shares of 25 cents each, a split of 2 to 1, and the current issued ordinary share capital, as at 29 October 2002, consisting of 111,142,313 ordinary shares of 50 cents each, into 222,284,626 ordinary shares of 25 cents each;

–	to change the ADS to share ratio. Following the share split one AngloGold ADS will be equal to one new AngloGold share. The ratio of AngloGold shares to CDIs will be adjusted so that one new AngloGold share will be equivalent to 5 AngloGold CDIs and, similarly, one AngloGold American Depositary Share will be equivalent to 5 AngloGold CDIs. The net effect on CDI holders of the sub-division of the AngloGold shares and the adjustment of the CDI ratio is that the number of CDIs held by each CDI holder will not change. Holders of CDIs will be issued with a new holding statement;

–	the implementation of an odd-lot offer on the basis reflected in this circular. The attention of odd-lot shareholders and beneficial owners is drawn to the election procedures set out in paragraphs 4.5 and 4.6.

The odd-lot offer is not available to holders of AngloGold ADSs and CDIs and to shareholders whose registered addresses are, or who are located, in the United States or to shareholders who are U.S. persons.

The odd-lot offer is not available to holders of AngloGold shares in book entry form through the Euroclear France system under Euroclear France securities code 12969.

2.	PURPOSE OF THIS CIRCULAR

The purpose of this circular is to furnish information to shareholders regarding the adoption of the new Memorandum and Articles of Association, the odd-lot offer, the sub-division and the resolutions to be proposed at the general meeting.

3.	LAST DAY TO TRADE AND RECORD DATE FOR THE ODD-LOT OFFER

The last day to trade AngloGold shares on the JSE to be eligible to participate in the odd-lot offer is Thursday, 12 December 2002. Any shares traded thereafter will not be eligible to participate in the odd-lot offer.

All eligible holders of AngloGold odd-lots on the record date for the odd-lot offer, being the close of business on Friday, 20 December 2002, are entitled to participate in the odd-lot offer and to make the elections set out in paragraph 4.6 below.

Odd-lot holdings arising after the close of business on Friday, 20 December 2002, will not be affected by the odd-lot offer and in this regard the attention of shareholders is drawn to the provisions of paragraph 4.2.4 below.

4.	ODD-LOT OFFER

4.1	Eligible shareholders

The odd-lot offer is not available to holders of AngloGold ADSs and CDIs and to shareholders whose registered addresses are, or who are located, in the United States or to shareholders who are U.S. persons.

4.2	Mechanism

4.2.1	Subject to the fulfilment of the conditions precedent to which the odd-lot offer is subject, all eligible shareholders who hold odd-lot holdings at the close of business on Friday, 20 December 2002, will be afforded the opportunity to participate in the odd-lot offer. The odd-lot offer will be implemented on the basis that odd-lot shareholders may, up to 16:00 on Friday, 20 December 2002, elect to:

–	sell their odd-lot holdings to AngloGold at R493.32 per AngloGold share, being the offer price (Option A); or

–	purchase a sufficient number of additional AngloGold shares at R468.65, being the offer price less a 5% discount, per AngloGold share in order to increase their respective holdings to 50 shares in terms of the share purchase alternative (Option B); or

–	retain their odd-lot holdings (Option C).

Transaction costs (including stamp duty) in respect of the odd-lot offer will be paid by the Company.

4.2.2	The aggregate of AngloGold shares which become available as a result of the:

–	odd-lot shareholders electing to accept the cash alternative; or

–	odd-lot shareholders being deemed to have elected to accept the cash alternative because they did not elect to retain their odd-lot holdings;

will be used as far as is practicable or possible, to satisfy the demand for AngloGold shares which are to be sold to those odd-lot shareholders who elect to acquire additional AngloGold shares under the share purchase alternative.

To the extent that the number of AngloGold shares being sold is insufficient to meet the aggregate requirement of those odd-lot shareholders who elect to increase their holding to 50 shares, new AngloGold shares may be issued at the offer price less a 5% discount at AngloGold’s discretion if to do so is in compliance with applicable laws, rules and regulations promulgated thereunder.

AngloGold has not and will not register under the U.S. Securities Act any AngloGold shares being offered or sold under the odd-lot offer. These shares may not, therefore, be offered or sold in the United States or to, or for the account or benefit of, a U.S. person unless the shares are registered under the U.S. Securities Act, or an exemption from the registration requirements of the U.S. Securities Act is available. Odd-lot shareholders who elect to participate in the odd-lot offer will be deemed to have made certain representations. For a discussion of these representations and other important information refer to paragraph 4.7.

To the extent that the number of odd-lot holdings to be sold, including those of the odd-lot shareholders who make no election, exceeds the number of AngloGold shares required to be transferred to those odd-lot holders who elect the share purchase alternative, AngloGold will purchase, at the offer price, the AngloGold shares of these odd-lot shareholders in compliance with applicable laws and rules and regulations promulgated thereunder.

4.2.3	Nominee companies will be treated as single shareholders but, should a nominee company elect to purchase additional AngloGold shares, or to dispose of odd-lot holdings in the Company, on behalf of principals with odd-lot holdings, it may do so by applying in writing to the share registrars before 16:00 on Friday, 20 December 2002, giving details of the number of AngloGold shares involved and proof of the beneficial ownership thereof. The application should, where applicable, be accompanied by a cheque or banker’s draft in South African currency, crossed and marked “not transferable” with the words “or bearer” deleted, drawn in favour of “AngloGold Odd-lot Offer”, for the amount required to purchase such additional AngloGold shares at the offer price less a 5% discount. Principals with odd-lot holdings should, subject to their respective arrangements with their nominee companies, provide such nominee companies with their instructions in sufficient time to enable those companies to make application timeously.

4.2.4	Odd-lot holdings arising after the close of business on Friday, 20 December 2002 will not be affected by the odd-lot offer and the odd-lot shareholders concerned will remain vested with such odd-lot holdings.

4.3	Conditions precedent

The implementation of the odd-lot offer is subject to the fulfilment of the following conditions precedent:

–	the special resolution for the adoption of the new Memorandum and Articles of Association is passed at the general meeting and registered by the Registrar of Companies; and

–	the special resolution granting a specific authority to repurchase shares is passed at the general meeting and registered by the Registrar of Companies.

4.4	Dematerialisation of shares and dealings in shares

4.4.1	Shareholders on the South African register who have not yet dematerialised their shares are referred to the letter to shareholders dated 30 July 2001 from AngloGold providing information on STRATE and the implementation of the Issuer-Sponsored Nominee Programme. Shareholders may request additional copies from Computershare Investor Services Limited on telephone 0861 100 945 (within South Africa) or (011) 370 7700 or fax (011) 688 7710.

4.4.2	Shareholders may not dematerialise or rematerialise their AngloGold shares from the commencement of business on Friday, 13 December 2002 to the close of business on Friday, 3 January 2003. Holders of certificated shares must take note that they may not trade in their AngloGold shares on the JSE while they hold certificated shares.

4.4.3	AngloGold shares traded on the JSE between the day following the last day to trade and the record date for the odd-lot offer will be excluded from participating in the odd-lot offer.

4.5	Election procedure for beneficial owners of odd-lots

4.5.1	Beneficial owners of odd-lots must advise their CSDP or broker as to what action they wish to take to enable their CSDP or broker to elect the cash alternative or share purchase alternative on behalf of principals with odd-lots as contemplated by paragraph 4.2.3.

4.5.2	Beneficial owners of odd-lots must NOT return a form of election to the share registrars as this will be rejected by them. Their instruction must be sent in sufficient time, prior to the record date for the odd-lot offer of Friday, 20 December 2002, to their CSDP or broker for action in terms of their respective custody agreements.

Odd-lot shareholders who do not instruct their CSDP or broker in terms of their respective custody agreements will be deemed to have sold their odd-lots for cash at the offer price to AngloGold.

4.5.3	Beneficial owners of odd-lots will have their safe custody accounts held at their CSDPs or brokers updated and any payment debited/credited to such accounts, as the case may be, on Monday, 23 December 2002.

4.6	Election procedure for odd-lot shareholders who hold certificated shares

4.6.1	Odd-lot shareholders who wish to elect the cash alternative or the purchase alternative or to retain their odd-lot holdings, must return the attached form of election (blue) in accordance with the instructions contained therein, so as to be received by the share registrars by not later than 16:00 on Friday, 20 December 2002. No late forms of election will be accepted.

4.6.2	Odd-lot shareholders who do not complete and return the attached form of election (blue) by 16:00 on Friday, 20 December 2002, should take cognisance of the fact that such shareholders will be deemed to have accepted the cash alternative and accordingly will be entitled to receive payment of a cash consideration equal to the offer price multiplied by the number of AngloGold shares held.

4.6.3	The election by odd-lot shareholders is irrevocable and once exercised may not be withdrawn and must be made in accordance with the instructions contained in the form of election.

4.6.4	The form of election from odd-lot shareholders who hold certificated shares must be accompanied by a form of surrender and share certificates in respect of the shareholders’ odd-lot holdings. If the share purchase alternative is exercised, the form of election must be accompanied by cheques or bankers’ drafts in South African currency, crossed and marked “not transferable” with the words “or bearer” deleted, drawn in favour of “AngloGold Odd-lot Offer”, for the amount required to purchase the additional AngloGold shares at the offer price less a 5% discount.”

4.6.5	The proceeds from the sale of odd-lot holdings will be sent to odd-lot shareholders who hold certificated shares in the form of cheques posted by ordinary mail, or effected by electronic funds transfers, from Monday, 23 December 2002. New share certificates reflecting any increase in holdings of new AngloGold shares will be sent by registered post or first class mail or be available for collection from Monday, 6 January 2003. These payments will be effected and share certificates posted at the risk of such shareholders, provided that their share certificates have been surrendered by 16:00 on Friday, 20 December 2002, or within five business days of the surrender of their share certificates after 6 January 2003. No interest will be paid to odd-lot shareholders in respect of proceeds due in terms of the cash alternative.

4.6.6	Shareholders may not dematerialise or rematerialise their AngloGold shares from the commencement of business on Friday, 13 December 2002 to the close of business on Friday, 3 January 2003. Shareholders who hold certificated shares must take note that they may not trade in their AngloGold shares on the JSE.

4.7	certain representations by odd-lot shareholders

By completing and returning the form of election in accordance with paragraphs 4.5 and 4.6, each odd-lot shareholder will have represented and warranted to and agreed with AngloGold as follows:

4.7.1	that it, and the person, if any, on whose behalf it has signed the form of election, is not located in the United States and is not a U.S. person;

4.7.2	that it, and the person, if any, on whose behalf it has signed the form of election, is aware that AngloGold shares, it may receive in the odd-lot offer will not have been and will not be registered under the U.S. Securities Act and these AngloGold shares may not, during the 40 days after the later of the date of issue of these AngloGold shares or the closing date of the odd-lot offer (“distribution compliance period”), be offered or sold within the United States or to, or for the account or benefit of, U.S. persons, unless such AngloGold shares are registered under the U.S. Securities Act or an exemption from the registration requirements of the U.S. Securities Act is available;

4.7.3	if it is a dealer or a person receiving a selling concession, fee or other remuneration for participating in the odd-lot offer, and if it offers or sells such AngloGold shares before the end of the distribution compliance period, then:

–	it must not do so if it knows, or anyone acting on its behalf knows, either that the purchaser of such AngloGold shares is a U.S. person or that the transaction has been pre-arranged with a buyer in the United States; and

–	it and anyone acting on its behalf, including each dealer or a person receiving a selling concession, fee or other remuneration for AngloGold shares, must send that purchaser a confirmation or other notice that states:

“These AngloGold shares may be offered and sold during the 40 days after the later of the date of issue of these AngloGold shares or the closing date of the odd-lot offer only in accordance with the provisions of Regulation S (Rule 901 through Rule 905, and Preliminary Notes) of the U.S. Securities Act, or pursuant to registration of the AngloGold shares under the U.S. Securities Act, or pursuant to an available exemption from the registration requirements of the U.S. Securities Act”;

5.	SPECIFIC AUTHORITY TO REPURCHASE SHARES

5.1	To the extent that the aggregate of the AngloGold shares sold or deemed to have been sold under the cash alternative exceeds the total number of the shares required by those odd-lot shareholders electing the share purchase alternative or to the extent that the Company cannot utilise such AngloGold shares to satisfy such requirements, such AngloGold shares will be repurchased by the Company at the offer price in compliance with applicable laws and rules and regulations promulgated thereunder. In terms of the Companies Act and the Listings Requirements, the Company requires a special resolution of its shareholders authorising such repurchase. Details of the resolution appear in the notice of general meeting which forms part of the circular.

5.2	The Company intends to make use of available cash resources to fund the specific repurchase, if any.

5.3	Statement by directors

The directors have considered the effect of the specific repurchase and are of the opinion that:

5.3.1	the Company and the AngloGold group will be able during the ordinary course of business to pay their debts for a period of 12 months after the date of this circular;

5.3.2	the assets of the Company and the AngloGold group will be in excess of the liabilities of the Company and the AngloGold group for a period of 12 months after the date of this circular. For this purpose, the assets and liabilities will be recognised and measured in accordance with the accounting policies used in the latest audited annual financial statements for the AngloGold group;

5.3.3	the ordinary capital and reserves of the Company and the AngloGold group will be adequate for the Company’s and the AngloGold group’s requirements for a period of at least 12 months after the date of this circular; and

5.3.4	the working capital available to the Company and the AngloGold group will be sufficient for the Company’s and the AngloGold group’s requirements for a period of at least 12 months after the date of this circular.

6.	EFFECTS ON SHARE CAPITAL

The potential specific repurchase of shares by AngloGold referred to in paragraph 5.1 above and any issue of AngloGold shares for cash, as a result of the share purchase alternative under the odd-lot offer, will have no material effect on AngloGold’s ordinary share capital.

7.	SUB-DIVISION

7.1	Subject to the fulfilment of the undermentioned condition precedent to which the sub-division is subject, at the close of business on Tuesday, 24 December 2002, each AngloGold share of 50 cents will be sub-divided into 2 new AngloGold shares of 25 cents each.

7.2	The sub-division is conditional on the special resolution relating to the sub-division being passed at the general meeting and being registered by the Registrar of Companies.

7.3	Beneficial owners of dematerialised shares will have their safe custody accounts held at their CSDPs or brokers updated with their new AngloGold shares on Monday, 6 January 2003.

8.	FINANCIAL EFFECTS

8.1	Financial effects of the sub-division

The sub-division will not result in a change in the Company’s pro forma net asset value, headline earnings and earnings. The sub-division will result in the pro forma net asset value per share, headline earnings per share and earnings per share of the Company being reduced by a factor of 2.

8.2	Financial effects of the specific repurchase

The specific repurchase will not have any material effect on the net asset value, headline earnings and earnings per share of the Company.

8.3	Share price history

The Company’s share price on the JSE is summarised in the annexure to this circular. On Tuesday, 29 October 2002, the last practicable date prior to the finalisation of this circular, the closing price per share on the JSE was 50,370 cents.

8.4	Material changes

There has been no material change in the financial or trading position of the AngloGold group since the publication of its results for the quarter and nine months ended 30 September 2002.

9.	SURRENDER PROCEDURES

9.1	Surrender procedures for shareholders who hold certificated shares

9.1.1	Subject to the passing, and where applicable registration by the Registrar of Companies, of the resolutions, it will be necessary to recall all existing document(s) of title in order to replace them with certificates for new AngloGold shares.

9.1.2	To facilitate the timeous receipt by all shareholders of the new share certificates for new AngloGold shares, shareholders who hold certificated shares are requested to surrender their existing document(s) of title under cover of the attached form of surrender (green) to the share registrars.

9.1.3	All existing AngloGold share certificates received by the share registrars by 16:00 on Friday, 20 December 2002 will be processed and the new share certificates will be despatched by registered post or first class mail or be available for collection on Monday, 6 January 2003, at the risk of such shareholders. All existing document(s) of title received after 6 January 2003 will be processed and the new share certificates will be despatched or be available for collection within five business days of receipt thereof.

9.1.4	Those document(s) of title received prior to the general meeting will be held in trust by the share registrars pending the passing, and where applicable registration, of the resolutions. If the resolutions are not so passed, and where applicable registered, the share registrars will, within five business days after such failure to pass, or where applicable register, the resolutions, return the document(s) of title to the shareholders concerned by registered post or first class mail, or such document(s) of title will be available for collection, at the risk of such shareholders.

9.1.5	The results of the general meeting will be released on all relevant stock exchanges’ news services on Thursday, 5 December 2002 and published in the South African press on Friday, 6 December 2002. Where applicable, monies paid in advance in anticipation of the implementation of the odd-lot offer will be held in trust on behalf of the shareholders concerned until such time as their existing document(s) of title are surrendered. If the requisite resolutions are not passed, and where applicable registered, cheques for such monies will be posted to shareholders, or payments effected by electronic funds transfers, at the risk of the shareholders within five business days after the failure to pass, or where applicable register, the resolutions. Any interest accruing on these monies will be for the benefit of the Company.

9.1.6	If document(s) of title have been lost or destroyed and the shareholder concerned produces evidence to this effect to the satisfaction of the share registrars, then the share registrars may dispense with the surrender of such existing document(s) of title against provision of an acceptable indemnity.

9.1.7	Receipts for the surrender of existing document(s) of title will not be issued. In compliance with the Listings Requirements, lodging agents are requested to prepare special transaction receipts if required.

9.1.8	It is intended that a circular, containing a second form of surrender and the results of the general meeting, will be posted on Friday, 6 December 2002 to those shareholders who have not already surrendered their document(s) of title.

9.2	Surrender procedures for shareholders and odd-lot shareholders who hold dematerialised shares

9.2.1	No action is required by such shareholders. Beneficial owners of dematerialised shares will have their safe custody accounts held at their CSDPs or brokers updated on Monday, 23 December 2002 and any payments debited/credited to such accounts as the case may be.

9.2.2	Where applicable, monies paid in advance in anticipation of the implementation of the odd-lot offer will be held in trust on behalf of the shareholders concerned, and if the requisite resolutions are not passed, and where applicable registered, cheques for such monies will be posted to shareholders, or payments effected by electronic funds transfers, at the risk of such shareholders within five business days after such failure to pass, or where applicable register, the resolutions.

10.	EXCHANGE CONTROL

The following is a summary of the South African Exchange Control Regulations. If in doubt, ordinary shareholders should consult their professional advisers without delay.

10.1	Emigrants from the common monetary area

Cash arising from the sale of odd-lot holdings is not freely transferable from South Africa and must be dealt with in terms of the Exchange Control Regulations of South Africa. A “non-resident” endorsement will be stamped on every new AngloGold share certificate or share statement issued to an AngloGold shareholder who is an emigrant from the common monetary area. As may be applicable, a cheque in respect of cash arising from the sale of odd-lot holdings or a new share certificate or share statement, will be forwarded to the authorised dealer in foreign exchange in South Africa controlling the AngloGold shareholder’s blocked assets.

The attached form of election (blue) makes provision for details of the authorised dealer concerned to be given.

All CSDPs and brokers with whom ordinary shares have been dematerialised should note that they are required to comply with the South African Exchange Control Regulations set out above.

10.2	All other non-residents of the common monetary area

Cash arising from the sale of odd-lot holdings:

–	which is due to all non-resident, non-emigrant odd-lot shareholders on the South African register will be paid by cheque posted, or electronically transferred, to the authorised bank in South Africa nominated by the odd-lot shareholder, it being incumbent upon such AngloGold shareholder to instruct the nominated authorised bank as to the disposal of the amount concerned. The attached form of election (blue) makes provision for details of the authorised bank concerned to be given; or

–	which is due to all non-resident, non-emigrant odd-lot shareholders on the United Kingdom register will be converted into pounds sterling at the rate of exchange ruling at close of business on Friday, 20 December 2002 and remitted by the United Kingdom share registrars in accordance with paragraph 4.6.5 above.

A “non-resident” endorsement will be stamped on every new share certificate or share statement issued by the South African share registrars to an AngloGold shareholder whose registered address is outside the common monetary area. The new share certificate will be forwarded to the AngloGold shareholder concerned in accordance with paragraph 4.6.5 above.

All CSDPs and brokers with whom AngloGold shares have been dematerialised should note that they are required to comply with the South African Exchange Control Regulations set out above.

10.3	Failure to provide information

If the information regarding authorised dealers and banks is not given in terms of 10.1 or 10.2, the share certificates or share statements and any cash will be held in trust for the AngloGold shareholders concerned pending receipt of the necessary information or instruction. No interest will be paid on any cash so held in trust.

11.	MAJOR SHAREHOLDERS

As at 30 September 2002 the interests of shareholders holding 5% or more of the issued ordinary share capital were as follows:

Name	Number of AngloGold shares	Percentage

Anglo American plc	57,228,684	51.49
The Bank of New York *	20,653,489	18.58

* Shares held through various custodians in respect of American Depositary Shares issued by the Bank.

Save as indicated above, the directors are not aware of the existence of any shareholder who holds in excess of 5% of the issued ordinary share capital of AngloGold.

12.	DIRECTORS

12.1	Information on directors

Name	Function	Business address

South African if not otherwise indicated below

Russell Philip Edey (British)	Independent non-executive chairman	N M Rothschild & Sons Limited New Court St Swithin’s Lane London EC4P 4DU

Dr Thokoana James Motlatsi	Independent non-executive deputy chairman	121 Eloff Street Ext Selby Johannesburg 2001

Robert Michael Godsell	Executive director: Chief executive officer	11 Diagonal Street Johannesburg 2001

Frank Bentley Arisman (American)	Independent non-executive director	J P Morgan Chase 18th Floor One Chase Manhattan Plaza New York NY 10005

David Duncan Barber	Non-independent non-executive alternate director	44 Main Street Johannesburg 2001

Jonathan Gourlay Best	Executive director: Finance	11 Diagonal Street Johannesburg 2001

Mrs Elisabeth le Roux Bradley	Independent non-executive director	10 Anerley Road Parktown Johannesburg 2193

Colin Bertram Brayshaw	Independent non-executive director	Coronation Place Freestone Park 135 Patricia Road Sandton 2196

Arthur Harry Calver (British)	Non-independent non-executive alternate director	45 Main Street Johannesburg 2001

Name	Function	Business address

South African if not otherwise indicated below

Dr Victor Kwok-King Fung (American)	Independent non-executive director	Li & Fung (Trading) Limited 11th Floor Li Fung Centre 888 Cheung Sha Wan Road Kowloon Hong Kong

David Lancaster Hodgson	Executive director: Chief operating officer	11 Diagonal Street Johannesburg 2001

Anthony William Lea	Non-independent non-executive director	20 Carlton House Terrace London SW1Y 5AN

William Alan Nairn	Non-independent non-executive director	44 Main Street Johannesburg 2001

Julian Ogilvie Thompson	Non-independent non-executive director	44 Main Street Johannesburg 2001

Nicholas Frank Oppenheimer	Non-independent non-executive director	De Beers House Corner Amethyst and Crownwood Road Theta Johannesburg 2013

Anthony John Trahar	Non-independent non-executive director	44 Main Street Johannesburg 2001

Peter Graeme Whitcutt	Non-independent non-executive alternate director	20 Carlton House Terrace London SW1Y 5AN

Kelvin Hugh Williams	Executive director: Marketing	11 Diagonal Street Johannesburg 2001

12.2	Directors’ interests in securities

At 29 October 2002, the last practicable date prior to the finalisation of this circular, the directors of AngloGold had the following direct and indirect beneficial and non-beneficial interests in the Company’s ordinary share capital:

	Beneficial
			Non-
	Direct	Indirect	beneficial

Non-executive directors
Independent
R P Edey	—	500	—
Dr T J Motlatsi	—	—	—
F B Arisman	—	10,000	—
Mrs E le R Bradley	2,600	—	5,500
C B Brayshaw	—	—	—
Dr V K Fung	—	—	—
Non-independent
A W Lea	—	—	—
W A Nairn	—	—	—
J Ogilvie Thompson	—	—	239
N F Oppenheimer	—	—	4,513
A J Trahar	—	—	—

	Beneficial
			Non-
	Direct	Indirect	beneficial

Alternates:
D D Barber (appointed 29 April 2002)	—	—	—
A H Calver	23	—	—
P G Whitcutt	23	—	—
Executive directors
R M Godsell	230	—	—
J G Best	—	—	—
D L Hodgson	—	—	—
K H Williams	—	460	—

	2,876	10,960	10,252

None of the directors hold, beneficially, in excess of 0.009% of the issued share capital of AngloGold.

There has been no change to these interests since 31 December 2001.

13.	LITIGATION STATEMENT

Neither AngloGold nor any of its subsidiaries is a party to any material legal or arbitration proceedings.

14.	OPINIONS AND RECOMMENDATIONS

The directors are of the opinion that the terms and conditions of the ordinary and special resolutions are fair and reasonable to shareholders and recommend that shareholders vote in favour of the resolutions which are to be tabled at the general meeting. The directors with interests in the issued ordinary share capital of AngloGold intend to vote in favour of such resolutions.

15.	DIRECTORS’ RESPONSIBILITY

The directors, collectively and individually, accept full responsibility for the accuracy of the information given and certify that, to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement false or misleading, and that they have made all reasonable enquiries to ascertain such facts.

16.	GENERAL MEETING

Following hereafter, and forming part of this circular, is a notice of general meeting of shareholders convened to be held at The Johannesburg Country Club, Napier Road, Auckland Park, Johannesburg, at 10:00 on Thursday, 5 December 2002, for the purpose of considering, and if deemed fit passing, with or without modification, the resolutions required to adopt a new Memorandum and Articles of Association of the Company, to provide for an odd-lot offer, and to implement the odd-lot offer and the sub-division of the Company’s authorised and issued ordinary share capital.

The special resolution necessary to give effect to the specific repurchase of shares will be required to be passed by at least 75% of the shareholders, present in person or by proxy and voting at the general meeting.

In terms of the JSE Listings Requirements, Anglo American plc, being the controlling shareholder, is not entitled to vote in respect of the special resolution relating to the specific repurchase of shares.

Shareholders who have not dematerialised their AngloGold shares, and who are unable to attend the general meeting, but wish to be represented there at, are requested to complete and return the attached form of proxy (white) to the share registrars by no later than 10:00 on Tuesday, 3 December 2002, in accordance with the instructions contained therein.

If shareholders have dematerialised their AngloGold shares with a CSDP or broker (other than those shareholders whose shareholding is recorded in their own name in the sub-register maintained by their CSDP or broker), they must arrange with the CSDP or broker to provide them with the necessary authorisation to attend the general meeting or they must instruct their CSDP or broker as to how they wish to vote in this regard. This must be done in terms of the custody agreement entered into between the shareholder and the CSDP or broker.

17.	DOCUMENTS AVAILABLE FOR INSPECTION

The following documents, or copies thereof, will be available for inspection by shareholders from the date of this circular, 11 November 2002, up to and including 5 December 2002, during normal business hours on weekdays (excluding official public holidays) at the following locations:

OFFICES

South Africa 11 Diagonal Street Johannesburg 2001 South Africa	Australia Level 13 St Martins Tower 44 St George’s Terrace Perth, WA 6000 Australia	United States of America Anglogold Americas Inc. 509 Madison Avenue Suite 1914 New York, NY 10022 United States of America	United Kingdom Secretaries St James’s Corporate Services Limited 6 St James’s Place London SW1A 1NP England

SHARE REGISTRARS

South Africa Computershare Investor Services Limited Ground Floor, 70 Marshall Street Johannesburg 2001 South Africa	United Kingdom Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 7NH England	Australia Computershare Investor Services Pty Limited Level 2 45 St George’s Terrace Perth, WA 6000 Australia

17.1	the proposed Memorandum and Articles of Association; and

17.2	the audited financial statements of AngloGold for the three financial years ended 31 December 1999, 2000 and 2001.

By order of the Board

Y Z Simelane
Managing Secretary

Johannesburg
South Africa

11 November 2002

Registered office and postal address
11 Diagonal Street
Johannesburg 2001
South Africa
(PO Box 62117, Marshalltown 2107)
South Africa

ANNEXURE

SHARE PRICE HISTORY

The high, low and closing prices of the ordinary shares on the JSE and the volumes traded were as follows:

	High	Low	Closing	Volume
	(cents)	(cents)	(cents)	(shares)

Quarter ended
31 December 2000	27,100	18,600	22,100	6,199,036
31 March 2001	28,000	20,840	22,600	5,251,730
30 June 2001	35,100	22,900	29,700	6,867,832
30 September 2001	31,340	26,400	29,200	13,677,399
31 December 2001	49,600	27,480	42,200	19,862,374
31 March 2002	59,000	40,000	57,200	12,212,503
30 June 2002	69,400	50,400	54,800	17,755,847
30 September 2002	60,700	40,400	56,970	15,542,195

Month ended
31 October 2001	32,000	27,480	31,820	5,597,264
30 November 2001	36,220	31,400	34,300	7,463,721
31 December 2001	49,600	34,000	42,200	6,801,389
31 January 2002	49,780	40,000	47,500	4,460,002
28 February 2002	58,500	46,100	53,300	4,844,564
31 March 2002	59,000	48,700	57,200	2,907,937
30 April 2002	59,300	50,400	57,800	3,731,933
31 May 2002	69,400	57,500	62,900	6,881,846
30 June 2002	69,400	54,100	54,800	7,142,068
31 July 2002	59,000	40,400	44,100	5,929,645
31 August 2002	50,800	41,820	49,000	3,382,259
30 September 2002	60,700	48,000	56,970	6,230,291

Daily
17 September 2002	59,200	56,500	58,610	394,616
18 September 2002	59,000	57,600	58,200	407,152
19 September 2002	58,600	56,700	57,790	276,893
20 September 2002	59,400	57,200	58,810	471,295
23 September 2002	60,700	58,500	60,101	152,884
25 September 2002	60,700	58,900	59,200	265,070
26 September 2002	58,500	54,600	55,040	489,319
27 September 2002	56,500	55,200	55,690	314,461
30 September 2002	58,200	55,100	56,970	252,045
1 October 2002	57,300	55,700	55,700	169,837
2 October 2002	56,200	53,300	55,000	90,850
3 October 2002	56,200	54,800	55,000	112,864
4 October 2002	55,500	54,000	55,399	79,548
7 October 2002	56,200	54,200	54,702	150,637
8 October 2002	54,500	52,100	52,251	238,430
9 October 2002	52,000	49,900	51,020	138,901
10 October 2002	54,000	48,900	48,999	240,685
11 October 2002	50,400	48,900	49,700	105,966
14 October 2002	53,100	50,100	52,700	175,415
15 October 2002	53,150	50,510	50,999	129,525
16 October 2002	51,800	49,900	51,700	339,671
17 October 2002	50,500	47,000	48,200	263,356
18 October 2002	49,500	48,740	49,000	441,552

	High	Low	Closing	Volume
	(cents)	(cents)	(cents)	(shares)

Daily
21 October 2002	49,500	48,000	48,300	156,439
22 October 2002	49,200	47,700	48,600	399,037
23 October 2002	50,500	49,000	49,500	256,654
24 October 2002	49,400	47,800	48,780	252,734
25 October 2002	49,600	48,500	49,100	133,773
28 October 2002	49,300	48,550	48,550	81,525
29 October 2002	51,000	49,000	50,370	184,761

ANGLOGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
(“AngloGold” or “the Company”)

NOTICE OF GENERAL MEETING

Notice is hereby given that a general meeting of shareholders of the Company will be held at The Johannesburg Country Club, Napier Road, Auckland Park, Johannesburg, at 10:00 on Thursday, 5 December 2002, for the purposes of considering and, if deemed fit, passing with or without modification, the following special and ordinary resolutions:

SPECIAL RESOLUTION NUMBER 1

“Resolved as a special resolution, that the Company’s existing Memorandum and Articles of Association be deleted in its entirety and the new Memorandum and Articles of Association, which has been tabled at the meeting at which this resolution will be proposed and signed by the chairman of the meeting for identification purposes, be adopted as the Company’s Memorandum and Articles of Association in place thereof.”

The reason for, and effect of, Special Resolution Number 1 is to delete the existing Memorandum and Articles of Association in its entirety and to adopt a new Memorandum and Articles of Association in substitution therefor, as set out in the circular to shareholders of which this notice forms part.

SPECIAL RESOLUTION NUMBER 2

“Resolved as a special resolution, that with effect from the close of business on Tuesday, 24 December 2002, the authorised ordinary share capital of the Company of R100,000,000 divided into 200,000,000 ordinary shares of 50 cents each be altered to R100,000,000 divided into 400,000,000 ordinary shares of 25 cents each, by sub-dividing each ordinary share of 50 cents into two ordinary shares of 25 cents each, and the issued ordinary share capital of the Company shall be similarly sub-divided.”

The reason for, and effect of, Special Resolution Number 2 is to sub-divide each ordinary share having a par value of 50 cents into 2 ordinary shares having a par value of 25 cents each, as set out in the circular to shareholders of which this notice forms part.

SPECIAL RESOLUTION NUMBER 3

For the purposes of this Special Resolution Number 3:

“the odd-lot offer”	means the odd-lot offer to be made by the Company as contemplated in the circular of which the notice of general meeting containing this special resolution forms part;

“cash alternative”	means the right of the odd-lot shareholders to sell odd-lot holdings at the offer price;

“offer price”	is R493.32 per ordinary share, being the volume weighted average traded price of the Company’s ordinary shares on the JSE Securities Exchange South Africa over the 10 trading days ended Tuesday, 29 October 2002;

“share purchase alternative”	means the right of the odd-lot shareholders to purchase a sufficient number of additional shares at R468.65, being the offer price less a 5% discount, per ordinary share in order to increase their odd-lot holdings to 50 shares;

“Resolved as a special resolution, that subject to the passing and registration of Special Resolution Number 1 proposed at the general meeting convened to consider this special resolution, to the extent that the aggregate of the shares sold under the cash alternative of the odd-lot offer or the deemed cash alternative of the odd-lot offer exceed the total number of shares required by those odd-lot holders electing the share purchase alternative or to the extent that the Company cannot utilise such shares to satisfy such requirements, such shares will be repurchased by the Company at the offer price and on the further terms and conditions as the directors of the Company may in their discretion determine.”

The reason for, and effect of, Special Resolution Number 3, is to approve the specific acquisition of ordinary shares issued by the Company in order to implement the odd-lot offer, as set out in the circular to shareholders of which this notice forms part.

ORDINARY RESOLUTION NUMBER 1

“Resolved as an ordinary resolution, that subject to the Companies Act, 1973 (Act 61 of 1973), as amended, the rules and requirements of the JSE Securities Exchange South Africa and any stock exchange on which the shares of the Company are listed, the Company make an odd-lot offer to ordinary shareholders on the terms and conditions contained in the circular to which the notice convening the general meeting at which this resolution will be proposed, is attached.”

ORDINARY RESOLUTION NUMBER 2

“Resolved as an ordinary resolution, that any director of the Company for the time being is hereby authorised to do all such things and execute all such documents as are necessary to give effect to the resolutions passed at the general meeting at which this resolution will be proposed.”

VOTING AND PROXIES

Certificated shareholders and those shareholders who have dematerialised their shares and whose names appear on the sub-register maintained by their CSDP or broker, who are unable to attend the general meeting and wish to be represented thereat, should complete and return the attached form of proxy in accordance with the instructions contained therein, so as to reach the Company’s share registrars in South Africa, the United Kingdom or Australia by not later than 10:00 (South African time) on Tuesday, 3 December 2002.

Shareholders who have dematerialised their shares (other than those whose shareholding is recorded in their own name in the sub-register maintained by their CSDP or broker) may use the attached voting instruction form for the purpose of advising their CSDP or broker of their voting instructions. If, however, such shareholders wish to attend the general meeting in person, then they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or broker.

By order of the Board

Y Z Simelane
Managing Secretary

Johannesburg
South Africa

11 November 2002

PRINTED BY INCE (PTY) LTD

ANGLOGOLD LIMITED
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
ISIN: ZAE000014601 JSE Share code: ANG
(“AngloGold” or “the Company”)

FORM OF PROXY

FOR COMPLETION ONLY BY ORDINARY SHAREHOLDERS HOLDING SHARE CERTIFICATES AND ORDINARY SHAREHOLDERS WHO HAVE DEMATERIALISED THEIR ANGLOGOLD SHARES AND WHOSE SHAREHOLDING IS RECORDED IN THEIR OWN NAME IN THE SUB-REGISTER MAINTAINED BY THEIR CENTRAL SECURITIES DEPOSITORY PARTICIPANT (“CSDP”) OR BROKER

THIS FORM OF PROXY IS NOT FOR USE BY SHAREHOLDERS WHO HAVE DEMATERIALISED THEIR ANGLOGOLD SHARES (OTHER THAN THOSE WHOSE SHAREHOLDING IS RECORDED IN THEIR OWN NAME IN THE SUB-REGISTER MAINTAINED BY THEIR CSDP OR BROKER). SUCH SHAREHOLDERS MAY USE THE ATTACHED VOTING INSTRUCTION FORM (yellow).

I/We

being a shareholder of the Company, do hereby appoint:

1.	or failing him/her,

2.	or failing him/her,

3.     the chairman of the general meeting,

as my/our proxy to attend, speak and, on a poll, vote on my/our behalf at the general meeting of shareholders to be held at The Johannesburg Country Club, Napier Road, Auckland Park, Johannesburg, on Thursday, 5 December 2002, at 10:00 and at any adjournment thereof, and to vote or abstain from voting as follows on the ordinary and special resolutions to be proposed at such meeting:

Please indicate with an “X” in the appropriate spaces how votes are to be cast	For	Against	Abstain

Special resolution number 1 — Adoption of new Memorandum and Articles of Association

Special resolution number 2 — Sub-division of ordinary shares

Special resolution number 3 — Specific repurchase of Company’s own ordinary shares

Ordinary resolution number 1 — Odd-lot offer to ordinary shareholders (see note 9)

Ordinary resolution number 2 — Authority to a director to implement aforementioned resolutions

A shareholder entitled to attend and vote at the general meeting may appoint a proxy or proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a shareholder of the Company.

Every person present and entitled to vote at the general meeting as a shareholder or as a representative of a body corporate shall on a show of hands have one vote only, irrespective of the number of shares such person holds or represents, but in the event of a poll, every share shall have one vote.

Signed at                                                                on                                                                                                     2002

Name in BLOCK LETTERS                                                                Signature

(Initials and surname of joint holders, if any)
Please refer to the notes on the reverse side hereof.

NOTES:

1.	A signatory to the form of proxy may insert the name of a proxy or the name of an alternative proxy of the signatory’s choice in the blank spaces provided with or without deleting “the chairman of the general meeting”, but any such deletion must be signed in full by the signatory. Any insertion or deletion not complying with the aforegoing will be deemed not to have been validly effected. The person present at the general meeting whose name appears first on the list of names overleaf, shall be the validly appointed proxy for the shareholder at the general meeting.

2.	A shareholder’s instructions to the proxy must be indicated in the appropriate spaces provided. A shareholder or the proxy is not obliged to use all the votes exercisable by the shareholder or by the proxy, or to cast all those votes in the same way, but the total of votes cast, and in respect whereof abstention is directed, may not exceed the total of the votes exercisable by the shareholder or the proxy. Failure to comply with the above or to provide voting instructions or the giving of contradictory instructions will be deemed to authorise the proxy to vote or abstain from voting at the general meeting as he/she deems fit in respect of all the shareholder’s votes exercisable at the general meeting.

3.	Any alteration or correction made to this form of proxy must be signed in full and not initialled by the signatory.

4.	Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the share registrars in South Africa or the United Kingdom or Australia.

5.	When there are joint holders of shares, any one holder may sign the form of proxy.

6.	The completion and lodging of this form of proxy will not preclude the shareholder who grants the proxy from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such shareholder wish to do so.

7.	The chairman of the general meeting may reject or accept any form of proxy which is completed and/or received otherwise than in accordance with these notes, provided that he is satisfied as to the manner in which the shareholder concerned wishes to vote.

8.	Completed forms of proxy should be returned to one of the undermentioned addresses by no later than 10:00 (South African time) on Tuesday, 3 December 2002:

Computershare Investor Services Limited	Ground Floor, 70 Marshall Street, Johannesburg 2001 (PO Box 61051, Marshalltown 2107) South Africa

Computershare Investor Services PLC	PO Box 82, The Pavilions, Bridgwater Road Bristol BS99 7NH, England, United Kingdom

Computershare Investor Services Pty Limited	Level 2, 45 St Georges Terrace, Perth 6000, WA (GPO Box D182, Perth 6840, WA, Australia)

9.	Shareholders who hold AngloGold shares in the form of ADSs or CDIs, have their registered addresses, or are located, in the United States, or are U.S. persons, must note that, although they may make an appointment on this form of proxy with respect to ordinary resolution number 1 — odd-lot offer to ordinary shareholders — this odd-lot offer is not available to them or within the United States.

ANGLOGOLD LIMITED
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
(“AngloGold” or “the Company”)

FORM OF SURRENDER
(Only for completion by odd-lot shareholders who hold certificated shares)

EXPRESSIONS USED IN THIS FORM SHALL, UNLESS THE CONTEXT REQUIRES OTHERWISE, BEAR THE SAME MEANINGS AS IN THE CIRCULAR TO SHAREHOLDERS OF ANGLOGOLD ISSUED ON 11 NOVEMBER 2002

To:	South Africa Computershare Investor Services Limited Ground Floor, 70 Marshall Street Johannesburg 2001 (PO Box 61051, Marshalltown 2107) South Africa	Australia Computershare Investor Services Pty Limited Level 2, 45 St George’s Terrace Perth 6000, WA (GPO Box D182 Perth 6840, WA) Australia	United Kingdom Computershare Investor Services PLC PO Box 82 The Pavilions Bridgwater Road Bristol BS99 7NH England

I/We surrender and enclose the undermentioned document(s) of title in respect of ordinary shares for the purpose of either issuing new document(s) of title or cheque(s).

Please complete in BLOCK LETTERS:

Surname or Name of company

First name(s) (in full, if applicable)

Title (Mr/Dr/Prof/Mrs/Ms)

Identity number/Registration number

Postal address (PO Box address preferable)

                                                                                                                                                                     Postal code

Contact telephone number/fax number (including area code) and e-mail during office hours

Document(s) of title surrendered:

Certificate number(s)	Name of registered holder(s)	Number of ordinary shares

Total

Signature

Date

 Please refer to the notes on the reverse side hereof.

Stamp and address of agent lodging form (if any)

Notes:

1.	New share certificates will be sent to shareholders by registered post or first class mail or be available for collection from Monday, 6 January 2003. Cheques in respect of the sale of odd-lots will be posted by ordinary mail, or effected by electronic funds transfers, at such shareholders’ risk, from Monday, 23 December 2002. These payments will be effected and share certificates posted provided that document(s) of title have been surrendered by 16:00 on Friday,20 December 2002 or within five business days of the surrender of the document(s) of title after Monday, 6 January 2003.

2.	If this form is signed under a power of attorney,then such power of attorney,or a notarially certified copy thereof,must be sent with this form for noting (unless it has already been noted by AngloGold or its share registrars).

3.	Where the shareholder is a company or a close corporation, unless it has already been registered with AngloGold or its share registrars, a certified copy of a directors’ or members’ resolution authorising the signing of the form must be attached to the form.

4.	Notes 2 and 3 above do not apply in the event of this form bearing a JSE broker’s stamp.

5.	A deletion of any printed matter and the completion of any blank spaces need not be signed or initialled. Any alteration to this form must be signed in full and not initialled.

6.	No receipts will be issued for this form or any sum tendered unless specifically requested. In compliance with the Listings Requirements, lodging agents are requested to prepare special transaction receipts if required.

ince

DETACH PROXY CARD HERE

☐	Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.	☒ Votes must be indicated (x) in Black or Blue ink.

Special Resolution number 1 — Adoption of new Memorandum and Articles of Association	FOR ☐	ABSTAIN ☐	AGAINST ☐	Ordinary Resolution number 1 — Odd-lot offer to ordinary shareholders	FOR ☐	ABSTAIN ☐	AGAINST ☐

Special Resolution number 2 — Subdivision of ordinary shares	FOR ☐	ABSTAIN ☐	AGAINST ☐	Ordinary Resolution number 2 — Authority to a director to implement aforementioned resolutions	FOR ☐	ABSTAIN ☐	AGAINST ☐

Special Resolution number 3 — Specific re-purchase of Company’s own ordinary shares	FOR ☐	ABSTAIN ☐	AGAINST ☐

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date	Share Owner sign here	Co-Owner sign here

To the Registered Holders of American Depositary Receipts (“ADRs”) of Anglogold Limited

Dear ADR Holder:

Anglogold Limited has informed us that they intend to make shareholder communications, including Annual Reports, and Notices of Shareholder Meetings, available on Anglogold Limited's website. Instead of receiving printed materials in the mail, you will now be able to access them electronically, at your convenience at www.anglogold.com and download or print them if you wish from the Anglogold Limited website. In order to use this electronic delivery service you must have a personal computer with appropriate browser software and access to the internet.

The benefits of electronic delivery include the convenience of viewing your material online, receiving your material in a more timely manner as you no longer have to wait for it to arrive in the mail, and it also helps us reduce printing costs and mailing costs for the benefits of all Anglogold Limited shareholders. Please note that “pdf” files containing company annual reports are extremely large and viewing or downloading these files may be slow.

Participation is completely your choice. If you choose to rely on access via the internet only to receive your future Annual Reports, Notices of Meetings and other shareholder communications electronically as they become available, we need your consent. Simply mark the box on the reverse side of this card and return it to The Bank of New York in the enclosed postage paid envelope.

If in the future you would like to receive a printed set of particular shareholder materials or wish to resume mail delivery for all your shareholder materials, all you need to do is call The Bank of New York at 1-888-BNY-ADRS in the U.S. or for international callers 1-610-312-5315 and inform us of your decision.

In addition, you may write to us at:

     The Bank of New York
     Investor Relations
     P.O. Box 11258
     Church Street Station
     New York, NY 10286-1258

If you do not consent and wish to continue to receive shareholder materials via the mail as in the past, you do not need to take any action at this time.

The Bank of New York, as Depositary

ANGLOGOLD LIMITED
Instructions to THE BANK OF NEW YORK, as Depositary
(Must be received prior to the close of business on November 26, 2002)

     The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, through its Agent, to endeavor, in so far as practicable, to vote or cause to be voted the number of shares or other Deposited Securities underlying the American Depositary Shares evidenced by Receipts registered in the name of the undersigned on the books of the Depositary as of the close of business October 25, 2002, at the Extraordinary General Meeting to be held in Johannesburg, South Africa, on December 5, 2002 in respect of the resolutions specified on the reverse.

NOTE:

Please direct the Depositary how it is to vote your Deposited Securities represented by your American Depositary Receipts (ADRs) by placing an X in the appropriate box opposite each resolution.

If no voting instructions are received by the Depositary on or before November 26, 2002, the Depositary shall deem such Holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Issuer to vote such Deposited Securities.

Holders of ADSs must note that, although they may vote or instruct the Depositary to give a proxy on ordinary resolution number 1 — odd-lot offer to ordinary shareholders — this odd-lot offer is not available to them or within the United States.

ANGLOGOLD LIMITED P.O. BOX 11448 NEW YORK, N.Y. 10203-0448

If you consent to use the internet site to receive all future annual reports, proxy statements and other shareholder communications, please mark this box	☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

EXHIBIT

MEMORANDUM

and

ARTICLES OF ASSOCIATION

of

ANGLOGOLD LIMITED

Proposed for adoption on 5 December 2002

1

This is the Memorandum of Association laid before the General Meeting of AngloGold Limited held on 5 December 2002 and adopted as the Memorandum of Association of the Company in substitution for its existing Memorandum of Association
Chairman of the Meeting

Form CM2

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT 1973

MEMORANDUM OF ASSOCIATION
of a Company having a share capital
[Section 54(1); Regulation 17(1) and 17(2)1]

Registration No. of Company

1944/017354/06

Paste revenue receipt here or affix revenue stamps here or impress revenue franking machine impression here

1.	Name

(a)	The name of the Company is

AngloGold Limited

(b)	The name of the Company in the other official language of the Republic is

N/A

(c)	The shortened form of the name of the Company is

N/A

Reproduced under Government Printer’s Copyright Authority 9836 dated 14 July 1994

2

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT 1973

Form CM 2A

2.	Purpose describing the main business

The main business which the Company is to carry on:

“gold exploration, the mining and production of gold, the manufacturing, marketing and selling of gold products and the development of markets for gold”

3.	Main object

The main object of the Company is:

“To engage in all aspects of the business of gold exploration, the mining and production of gold, the manufacturing, marketing and selling of gold products and the development of markets for gold”

4.	Ancillary objects excluded

The specific ancillary objects, if any, referred to in section 33(1) of the Act, which are excluded from the unlimited ancillary objects of the Company

N/A

5.	Powers

(a)	The specific powers or part of any powers of the Company, if any, which are excluded from the plenary powers or the powers set out in Schedule 2 of the Act

N/A

(b)	The specific powers or part of any specific powers of the Company set out in Schedule 2 to the Act, if any, which are qualified under section 34 of the Act

N/A

6.	Conditions

Any special conditions which apply to the Company and the requirements, if any, additional to those prescribed in the Act for their alteration

N/A

3

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT 1973

Form CM 2B

7.	Pre-incorporation contracts (if any)

NIL

8.	Capital

(a)	Par value: The share capital of the Company is 101 050 000 rand, divided into:

(i)	200 000 000 ordinary par value shares of 50 cents each; and

(ii)	2 000 000 A redeemable preference par value shares of 50 cents each; and

(iii)	5 000 000 B redeemable preference par value shares of 1 cent each.

(b)	No par value:

(i)	The number of no par value ordinary shares is NIL;

(ii)	the number of no par value preference shares is NIL; and

(iii)	the number of redeemable no par value preference shares is NIL.

FORM CM44A

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

ARTICLES OF ASSOCIATION

of a Company having a share capital
not adopting Schedule 1
[Section 60(1); Regulation 18]

Registration No. of Company

1944/017354/06

Name of Company

AngloGold Limited

A.	The articles of Table A or Table B contained in Schedule 1 to the Companies Act, 1973, shall not apply to the Company.

B.	The articles of the Company are as follows:

Reproduced under Government Printer’s Copyright Authority 9836 dated 14 July 1994

TABLES A AND B

1.	Neither the regulations of Table “A” nor of Table “B” contained in Schedule I to the Companies Act, 1973 or in any consolidation or re-enactment thereof shall apply to the Company.

INTERPRETATION

2.	The headnotes to these articles are for reference purposes only and shall not affect the interpretation or construction thereof. In the interpretation of these articles, if not inconsistent with the subject or context, the words standing in the first column of the following table shall bear the meanings set opposite to them respectively in the second column hereof:

WORDS	MEANINGS

Act	the Companies Act, 1973, as amended from time to time or any re-enactment thereof.

articles	these articles of association as now framed or as from time to time altered by special resolution.

CAS	Act the Custody and Administration of Securities Act, 1992, as amended from time to time.

certificate	a certificate evidencing title to securities.

certificated securities	securities evidenced by a certificate.

CSD	a central securities depository as defined in the CAS Act.

directors	the directors for the time being of the Company and the alternate directors thereof or, as the case may be, the directors assembled as a board at which a quorum is present.

electronic mail	includes, but is not limited to, information generated, displayed, sent, received or stored by electronic means, including websites, electronic data exchange and electronic mail, as determined by the directors from time to time.

Gazette	the Government Gazette of South Africa.

in writing	written or produced by any substitute for writing or partly written and partly so produced and including printing, typewriting or lithography or any other mechanical process or partly one and partly another.

legal incapacity	death; insolvency; or judicial management or liquidation, or placing under curatorship by reason of insanity or prodigality; infancy or minority; or marriage of a female member subject to the marital power (whether in community of property or out of community of property); or any other event which satisfies the directors that a member is deprived of his legal capacity to act and that it is vested in some other person.

member	the registered holder of a share in the Company.

month	calendar month.

notices	includes, but is not limited, to any one or more of the following- annual reports, circulars, dividend notices, interest notices, interim reports, listings particulars, proxy forms, quarterly reports and any such other information as the Company may wish to distribute to such persons as are entitled to receive same, in accordance with the provisions of these articles and/or the Act and/or the rules of any stock exchange upon which any shares of the Company are listed or quoted.

office	the registered office of the Company.

paid up	paid up or credited as paid up.

participant	a depository institution accepted by a CSD as a participant in terms of the CAS Act.

proxy	a person duly appointed in accordance with these articles to represent a member at any meeting or adjourned meeting.

proxy instrument	a written instrument appointing a proxy whether in terms of a form of proxy, power of attorney or other document, complying with article 69.

register	the register of members of the Company and any branch register kept by the Company pursuant to these articles.

secretary	the secretary of the Company for the time being or any person duly authorised thereto by the directors acting in the place of such secretary for the time being or any person appointed by the directors to perform any of the duties of the secretary; or any person duly authorised to represent a body corporate or a partnership which is the secretary of the Company.

securities	shares, debentures and/or other securities of the Company.

South Africa	the Republic of South Africa as constituted from time to time.

Statutes	the Act and every Ordinance or Act from time to time in force concerning companies and affecting the Company.

sub-register	the record of uncertificated securities administered and maintained by a participant (which forms part of the register).

transfer office	the office and any office maintained for the purpose of receiving for registration transfers of shares, debentures or other securities of the Company.

transfer secretary	any person appointed by the directors to act for the time being in place of or in addition to the secretary for the purpose of registering transfers of shares, debentures or other securities of the Company, keeping registers and other records required by the Act to be kept at the office or the transfer office and issuing certificates of title to shares, debentures or other securities of the Company and any person appointed to be a secretary to any local committee under article 17 hereof; or any person duly authorised to represent a body corporate which is the transfer secretary of the Company.

uncertificated securities	securities transferable without a written instrument and which are not evidenced by a certificate.

year	calendar year.

3.	Words importing the singular number only shall include the plural number and vice versa.

Words importing the masculine gender only shall include the feminine gender.

Words importing persons shall where the context so admits include firms and bodies corporate.

4.	The expression “share” shall where the context so admits include debentures, options and other securities.

The expression “dividend” shall where the context so admits include bonus; but shall not, unless otherwise resolved by the Company in general meeting, include any amount capitalised under articles 126 and 127.

The expression “meeting” shall include adjourned meeting.

The expression “sign” or “signature” includes respectively lithography, printing and names impressed with a rubber or other kind of stamp or by any mechanical means.

Reference to any provision of the Act shall be construed as a reference to such provision as modified or re-enacted by any Statute for the time being in force.

5.	Subject to articles 2, 3 and 4, any words or expressions defined in the Act, shall, if not inconsistent with the subject or context, bear the same meaning in these articles.

SHARES

6.	Subject always to the provisions of Sections 221 and 222 of the Act, the listings requirements of any stock exchange on which the shares of the Company are listed or quoted and these articles, any shares for the time being unissued (whether forming part of the original or any increased capital) shall, subject as hereinafter provided, only be disposed of or dealt with in such manner as the Company in general meeting may have directed or may direct, but so that the Company in general meeting may resolve that all or any of such shares shall be at the disposal of the directors, who may in such event allot, grant options over, or otherwise deal with or dispose of them to such persons at such times, and generally on such terms and conditions, and for such consideration, whether payable in cash or otherwise, as they may think proper; but so that no shares shall be issued at a discount except in accordance with Section 81 of the Act.

7.	Without prejudice to any special rights previously conferred on the holders of existing shares and subject to any provisions of these articles, any share in the Company may be issued with or have attached thereto such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, return of share capital or otherwise, and (subject as provided by the Act) such limited or suspended rights to voting as the Company in general meeting may from time to time determine; provided that the Company may by resolution passed at a general meeting direct that shares shall be issued by the directors on such terms and conditions, and with such rights, privileges or restrictions attached thereto as the directors may determine.

8.	Subject to the provisions of Section 98 of the Act, the conditions of issue of any preference shares may, with the sanction of a special resolution, provide or may be varied so that they are, or at the option of the Company are to be liable, to be redeemed on such terms and in such manner as the Company may by such or subsequent special resolution determine.

9.	The Company may exercise the powers of paying commissions conferred by Section 80 of the Act; provided that the rate or amount of the commission paid or agreed to be paid and the number of shares which persons have agreed for a commission to subscribe absolutely or conditionally will be disclosed in the manner required by the said section, and that such commission shall not exceed 10% (ten per centum) of the price at which the shares in respect whereof the same is paid are issued. Such commission may be satisfied by the payment of cash. The Company may also on any issue of shares pay such brokerage as may be lawful.

10.	No person shall be recognised by the Company as holding any security upon any trust, and no notice of any trust expressed or implied or constructive shall be entered in the register or be receivable by the Company, and the Company shall not, except as otherwise provided by these articles or by the Statutes or by any Order of a Court of competent jurisdiction, be bound by or compelled in any way to recognise any equitable, contingent, future, partial or representative interest in any security or any right in or in respect of any security, other than an absolute right to the entirety thereof in the registered holder and such other rights in case of transmission thereof as are hereinafter mentioned.

CERTIFICATES

11.	Certificates in respect of certificated securities shall be issued under the authority of the directors or of a local committee or board when authorised thereto by the directors, in such manner and form as the directors may from time to time prescribe, and shall (subject as hereinafter provided) bear the autographic signatures of two directors or of one director and one officer authorised thereto by the directors; or of two members of a local committee or board or of one member and the secretary of such local committee or board, provided that:

11.1	the directors may by resolution determine either generally or in any particular case or cases that the signatures of such directors or director and officer or members or member and secretary (or any of them) need not be autographic but may be in any other form;

11.2	the directors and the Company shall comply with Sections 94 and 126 of the Act.

For the purposes of this article only the expression “sign” or “signature” shall not include names impressed with a rubber or other kind of stamp.

12.	Every person whose name is entered as a member in the register shall be entitled, without payment, to receive within one month after allotment or twenty-one days after lodgement for transfer of one certificate for all his certificated securities of any one class, or several certificates each for one or more of his certificated securities of such class upon payment of such sum for every certificate after the first, as the directors shall from time to time determine. Every certificate of certificated securities shall specify the number of shares in respect of which it is issued and the amount paid up thereon at the date of issue. In the case of a member who has transferred a part of his holding of certificated securities of any class he shall be entitled to receive a certificate free of charge for the balance of his holding, provided that notwithstanding anything herein contained or implied to the contrary where certificated securities are registered in the names of two or more persons they shall be treated as one member for the purposes of this article.

13.	If a certificate be defaced, lost or destroyed, it may be replaced on payment of any stamp duty payable on the new certificate and on such terms (if any) as to evidence and indemnity and payment of the out-of-pocket expenses of the Company of investigating such evidence and, in the case of loss or destruction, of advertising the same, as the directors may think fit and, in the case of defacement, on delivery of the old certificate to the Company.

14.	The certificate for certificated securities registered in the names of two or more persons shall be delivered to the person first named in the register in respect thereof, or to his authorised agent, and in case of the legal incapacity of any one or more of the joint registered holders of any shares, the survivor then first named in the register shall be the only person recognised by the Company as being entitled to such certificate, or any new certificate which may be issued in place thereof, provided always that the Company shall not be bound to register more than four persons as the holders of any certificated security.

REGISTER OF MEMBERS

15.	The directors shall cause to be kept a register of members at the place and in the manner specified in the Statutes and may cause to be kept a branch register or registers in any foreign country or countries and, subject to the provisions of the Statutes, make and vary such regulations as they may think fit respecting the keeping of any such branch registers.

TRANSFER OF SECURITIES

16.	The transfer books and register may upon notice being given by advertisement in the Gazette and a newspaper circulating in the district in which the office is situate, and in the case of any branch register in the manner required by the Statutes, be closed during such time as the directors may think fit, not exceeding in the whole sixty days in each year.

17.	Transfer offices shall be maintained at such place or places whether in South Africa or elsewhere, as the directors may from time to time prescribe. The directors may appoint local committees (to be designated “Registrars” or by such other title (if any) as the directors may think fit) whether in South Africa or elsewhere consisting of two or more individual persons or of a body corporate to whom the directors may delegate all or any of their powers, authorities and discretions with regard to the registration of transfers, the keeping of registers and other records required by the Act to be kept at the office or the transfer office and the issuing of certificates and may appoint a person to be a secretary to such local committee or authorise such local committee to appoint a person to be its secretary.

18.	Subject to the provisions of the law for the time being in force relating to stamp duty or duty upon the estates of deceased persons or to any other statutory restrictions on transfer and to the provisions of these articles any member may transfer all or any of his certificated securities (to the extent that such member is not prevented from doing so in terms of Section 91A of the Act), but every transfer must be in writing in the usual common form or in such other form as the directors may approve and must be left at the transfer office where the register of transfers relating to the security comprised therein is for the time being kept or at such other place as the directors may prescribe and accompanied (unless the directors either generally or in any particular case otherwise resolve) by the certificate for the securities to be transferred and such other evidence (if any) as the directors or other person in charge of such register may require to prove the title or capacity of the intending transferor or transferee or the rights of the intending transferor to transfer the securities; provided that any transfer instruction given by telefax or electronic mail shall be regarded for this purpose as having been given in writing.

19.	The instrument of transfer of a certificated security shall be signed by the transferor and the transferee, unless the signature of the transferee is not required:

19.1	by any law from time to time in force in South Africa, or

19.2	where the directors decide at their discretion to dispense therewith in such case or cases as they may deem fit.

20.	The transferor shall be deemed to remain the holder of the certificated securities transferred until the name of the transferee is entered in the register in respect thereof. All instruments of transfer in respect of certificated securities, when registered, shall either be retained by the Company or disposed of in such manner as the directors shall from time to time decide; but any instrument of transfer in respect of certificated securities, which the directors may decline to register shall (unless the directors resolve otherwise) be returned on demand to the person who delivered it.

21.	The directors may decline to register any transfer of certificated securities unless:

21.1	the instrument of transfer, duly stamped, is lodged with the Company, accompanied (unless the directors either generally or in any particular case otherwise resolve) by the certificate for the securities to which it relates, and such other evidence as the Company may reasonably require to show the right or capacity of the transferor to make the transfer and of the transferee to accept it; and

21.2	the instrument of transfer is in respect of only one class of security; or

21.3	the transfer, if in respect of securities which are the subject of any of the Company’s incentive schemes, is permitted in terms of the incentive scheme concerned.

22.	If the directors refuse to register a transfer they shall within thirty days after the date on which the instrument of transfer was lodged, send to the transferee notice of the refusal.

23.	All powers of attorney or other authorities granted by members for the purpose of transferring or accepting the transfer of certificated securities, which may be lodged, produced or exhibited with or to the Company at the transfer office where the register of transfers relating to such securities is kept, shall, as between the Company and the grantor of such powers or other authorities, be taken and deemed to continue and remain in full force and effect, and the Company may allow the same to be acted upon until such time as express notice in writing of the revocation (“the revocation notice”) of the same shall have been given and lodged at the place aforesaid. Even after the giving and lodging of such revocation notice, the Company shall be entitled to give effect to any instrument signed under the authority and certified by any officer of the Company as being in order before the giving and lodging of such notice. The Company shall not be bound to allow the exercise of any act or matter by an agent for a member or intending transferee of certificated securities unless a certified copy of such agent’s authority be produced and filed with the Company.

24.	Nothing contained in these articles shall preclude the Company from recognising a renunciation of the allotment of any security by the allottee in favour of some other person.

TRANSMISSION OF CERTIFICATED SECURITIES

25.	Subject always to the law for the time being in force relating to stamp duty or duty upon the estates of deceased persons, the executors or administrators of a deceased member (not being one of several joint holders) shall be the only persons recognised by the Company as having any title to a certificated security registered in the name of such member, and in the case of the death of any one or more of the joint holders of any certificated security, the survivors or survivor, or the executor or administrator of the deceased, shall be the only person or persons recognised by the Company as having any title to or interest in such certificated security, but nothing herein shall release the estate of a deceased joint holder, from any liability in respect of any certificated security jointly held by him.

26.	Any person becoming entitled to a certificated security in consequence of the legal incapacity of a member, or by any lawful means otherwise than by transfer in accordance with these articles, upon producing such evidence as may sustain the character in respect of which he proposes to act under this article or of his title, as the directors may think sufficient, may, with the consent of the directors (which they shall not be under obligation to give) either be registered himself as a member in respect of such certificated securities or elect to have some person nominated by him registered as the transferee thereof. If the person so becoming entitled shall elect to be registered himself he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have his nominee registered he shall testify his election by executing to his nominee a transfer of such certificated security. All the limitations, restrictions and provisions of these articles relating to the right to transfer and the registration of certificated securities shall be applicable to any such notice of transfer or registration under this article as if the legal incapacity or other means had not occurred and the notice of transfer were a transfer executed by the member.

27.	Save as otherwise provided by or in accordance with these articles, a person becoming entitled to a certificated security in consequence of the legal incapacity of a member or by any lawful means otherwise than by transfer in accordance with these articles shall (upon supplying to the Company such evidence as the directors may reasonably require to show this title to the securities concerned) be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the certificated securities except that he shall not be entitled in respect thereof to exercise any right conferred by membership in relation to meetings of the Company until he shall have been registered as a member in respect of such securities.

CONVERSION OF SHARES INTO STOCK

28.	The Company may from time to time by special resolution convert any paid-up shares into stock, and may reconvert any stock into paid-up shares of any denomination.

29.	The holders of stock may transfer their respective interests therein or any part of such interests, in such manner as the directors or the Company in general meeting shall direct, but in default of any such direction, then in the same manner and subject to the same regulations as and subject to which any paid-up shares may be transferred, or as near thereto as circumstances will permit; but the directors may from time to time, if they think fit, fix the minimum amount of stock transferable, which shall not exceed the nominal amount of the shares from which the stock arose, and direct that fractions of such minimum shall not be dealt with, but with power, nevertheless at their discretion to waive such rules in any particular case.

30.	The holders of stock shall according to the amount of the stock held by them have the same rights, privileges and advantages as regards participation in profits, voting at general meetings of the Company, and other matters, as if they held the shares from which the stock arose, but no such privilege or advantage (except participation in the profits and in assets on a reduction of capital or a winding up) shall be conferred by any amount of stock which would not, if existing in shares, have conferred such privilege or advantage. No such conversion shall affect or prejudice any preference or other special privilege.

31.	All such of the provisions of these articles as are applicable to shares shall apply to stock.

INCREASE AND REDUCTION OF CAPITAL

32.	The Company may:

32.1	from time to time by special resolution increase its capital by such sum divided into shares of such amount, or may constitute shares of no par value or may increase the number of its shares of no par value to such number, as the special resolution shall prescribe.

32.2	increase its share capital constituted by shares of no par value by transferring reserves or profits to the stated capital, with or without a distribution of shares.

33.	Except so far as otherwise provided by the resolution creating it, by the conditions of issue, or by these articles, any capital raised by the creation of new shares shall be considered part of the present capital and shall be subject to the provisions herein contained with reference to transfer and transmission, and otherwise as if it had been part of the present capital.

34.	The Company may from time to time, subject to such requirements as may be imposed by the Act, the rules and requirements of any stock exchange on which the securities of the Company are or may be listed or quoted, by ordinary resolution, reduce, dispose of, distribute or otherwise deal with in any manner whatsoever, the Company’s share capital, share premium, stated capital, reserves and/or capital redemption reserve fund.

CONSOLIDATION, SUBDIVISION, ACQUISITION OF OWN SECURITIES,
CONVERSION OF PREFERENCE SHARES, ALTERATION OF
MEMORANDUM

35.	The Company may from time to time by special resolution:

35.1	consolidate and divide all or any part of its share capital into shares of larger amount than its existing shares, or consolidate and reduce the number of the issued shares of no par value;

35.2	increase the number of its issued no par value shares without an increase of its stated capital;

35.3	cancel any shares which, at the time of passing of the resolution in respect thereof, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled;

35.4	subdivide its shares or any of them into shares of smaller amount than is fixed by or pursuant to its memorandum of association and so that the resolution whereby any share is subdivided, may determine that, as between the holders of the shares resulting from such subdivision one or more of the shares may have such preferred or other rights over, or may have such qualified or deferred rights, or be subject to any such restrictions as compared with the other or others as the Company has power to attach to unissued or to new shares;

35.5	vary, modify or amend any rights attached to any shares whether issued or not (including the conversion of any shares into preference shares) subject to any consent or sanction required from the holders of that and/or any other class of shares under article 39;

35.6	subject to the listings requirements of any stock exchange on which the securities of the Company are listed or quoted, approve the acquisition of securities issued by the Company or, if the Company is a subsidiary, issued by its holding company, which approval may be a general approval subject to the provisions of the Statutes or a specific approval for a particular acquisition;

35.7	convert all its shares of one class having a par value into stated capital constituted by shares of no par value or such of its stated capital as is constituted by shares of no par value into share capital consisting of shares having a par value;

35.8	convert any of its shares, whether issued or not, into shares of another class;

35.9	alter the provisions of its memorandum of association with respect to the objects and powers of the Company.

36.	Anything done in pursuance of article 35 shall be done in a manner provided and subject to any conditions imposed by the Act, so far as they shall be applicable, and so far as they shall not be applicable, in accordance with the terms of the special resolution authorising the same and, so far as such special resolution shall not be applicable, in such manner as the directors deem most expedient. Whenever as the result of any consolidation or other transaction on the part of the Company, a fraction of a share is included in the holding of any member, the directors may in their discretion:

36.1	direct that such fraction may be sold by some person appointed by the directors for that purpose and the proceeds thereof paid to such member. When a fraction is sold as aforesaid the person so appointed to sell it shall be deemed to be authorised to make such sale the validity of which shall not be questioned;

36.2	make a cash payment in lieu of such fraction;

36.3	determine that such fraction may be disregarded in order to adjust the rights of all members;

36.4	appoint a trustee or other person to deal with such fraction on behalf of the member concerned; or

36.5	round up each fractional entitlement of a member to the nearest whole share by capitalising any amount available for distribution to members notwithstanding that not all of the members may participate in such capitalisation.

37.	All unclaimed amounts due as a result of any acquisition of securities issued by the Company or, any consolidation or subdivision of capital or from any other cause (but excluding any unclaimed dividends) shall be held in trust by the Company until lawfully claimed by the member; provided that no such amount shall be lawfully claimable by the member unless claimed by no later than 3 years after it became due whereafter it shall be forfeited for the benefit of the Company.

ODD-LOT OFFERS

38.	If, upon the undertaking of any odd-lot offer made by the Company in accordance with the requirements of any stock exchange on which the securities of the Company are listed or quoted, there are members holding less than 100 (or such other number as the directors may determine) ordinary securities (“odd-lots”), then unless such members have either elected to retain their odd-lots, to sell their odd-lots or to increase their odd-lots to holdings of 100 (or such other number as the directors may determine) ordinary securities in accordance with the terms of the odd-lot offer made by the Company, such members shall be deemed to have agreed to sell their odd-lot holdings (whether to the Company by way of a repurchase or otherwise) and the Company shall cause the odd-lots of such members to be sold or repurchased on such basis as the directors may determine and the Company shall account to such members for the proceeds attributable to them.

MODIFICATION OF RIGHTS

39.	If at any time the capital by reason of the issue of preference shares or otherwise is divided into different classes of shares, all or any of the rights, privileges or conditions attached to any class of shares may, subject to the provisions of the Statutes, be modified in any way or abrogated:

39.1	either with the consent in writing of the holders of at least three-fourths of the issued shares of that class; or

39.2	with the sanction of a resolution passed as if it were a special resolution of the Company at a separate general meeting of the holders of the shares of that class. To every such separate general meeting all the provisions of these articles relating to general meetings of the Company shall mutatis mutandis apply except that the quorum shall be not less than two persons holding or representing by proxy not less than one-half of the issued shares of that class, but if at any adjourned meeting such quorum is not present the members present shall form a quorum;

provided that this article 39 is not by implication to curtail the power of modification which the Company would have if this article were omitted.

40.	The creation or issue of additional preference shares ranking as to capital and dividend after the said preference shares and/or ordinary shares shall not be deemed to be a modification or variation of the rights of the holders of any preference shares in the Company.

41.	The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the conditions of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

GENERAL MEETINGS

42.	The Company shall hold a general meeting as its annual general meeting as provided in Section 179 of the Act at such time and place as the directors may determine.

43.	The directors may, whenever they think fit, convene a general meeting and a general meeting shall also be convened on requisition as provided in Section 181 of the Act.

44.	Save for any general meeting convened by requisitionists as provided by Section 181 of the Act, all general meetings, all adjourned general meetings and all separate meetings of the holders of any class of shares shall be held at such time and place as the directors shall determine.

45.	Notwithstanding anything to the contrary contained in these articles and subject to the provisions of the Statutes, the directors may by notice to members postpone, cancel or change the place for holding a general meeting of which notice has been given, but:

45.1	a meeting which is not convened by the directors; or

45.2	a meeting which is convened on the requisition of members

may not be postponed or cancelled without the prior written consent of person or persons who convened or requisitioned the meeting.

NOTICES OF GENERAL MEETINGS

46.	Twenty-one days’ notice at least shall be given in the manner hereinafter mentioned to such persons as are, in accordance with the provisions of these articles entitled to receive such notices from the Company of any annual general meeting or a meeting called for the passing of a special resolution and fourteen days’ notice at least shall be so given of any other general meeting. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, day and time of the meeting and in the case of special business the general nature of such business. Whenever notice of a meeting is given pursuant to this article the Company shall at the same time as such notice is given forward a copy thereof to the auditors of the Company and to the appropriate officer of any stock exchange upon which any shares of the Company are listed or quoted.

47.	The accidental omission to give notice of a meeting or in cases where instruments of proxy are sent out with the notice, the accidental omission to send such instrument of proxy to, or the non-receipt or delay in receipt of notice of a meeting or such instrument of proxy by any person entitled to receive notice shall not invalidate the proceedings at that meeting. Furthermore, a member who is present at a general meeting whether in person or by proxy, shall be deemed to have waived any objection which such member may have to the failure to give notice or proper notice of the meeting.

PROCEEDINGS AT GENERAL MEETINGS

48.	All business shall be deemed special that is transacted at a general meeting other than an annual general meeting, and also all business that is transacted at an annual general meeting, with the exception of sanctioning or declaring a dividend, the consideration of the annual financial statements, the election of directors, the appointment of the Company’s independent external auditors, the placing under control of the directors, as a general authority, of the unissued securities and the authorising of the directors to issue the unissued securities for cash and such other business which might through usual commercial practices be regarded as ordinary business.

49.	Subject to the provisions of the Statutes:

49.1	no business may be transacted at a general meeting unless the general nature of the business is stated in the notice convening the meeting; and

49.2	except with the approval of the directors or the chairman of the meeting, no person may move any amendment to a proposed resolution, the terms of which are set out in the notice convening the meeting or to a document which relates to such a resolution and a copy of which has been made available to members for inspection.

50.	Subject to the provisions of Section 199 of the Act in regard to the quorum for passing special resolutions, a quorum for a general meeting shall be three members entitled to vote, personally present, or if a member is a body corporate, represented, provided that if the Company is a subsidiary company there shall be no quorum unless one of those present or represented is a representative of the Company’s holding company.

51.	No business shall be transacted by any general meeting unless the requisite quorum be present when the meeting proceeds to business. A body corporate, being a member of the Company, and present by a representative duly appointed in accordance with Section 188 of the Act, shall be deemed to be a member personally present for the purposes of these articles.

52.	If within ten minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week (or if that be a public holiday to the next succeeding day other than a public holiday, a Saturday or a Sunday) at the same time and place or to such other day and at such other time or place as the chairman of the meeting shall appoint. If at such adjourned meeting a quorum as defined is not present within ten minutes from the time appointed for holding the meeting, those members who are present in person and are entitled to vote shall be a quorum and may transact the business for which the meeting was called.

53.	The chairman (if any) of the directors or, in his absence, the deputy chairman (if any) shall preside as chairman at every general meeting of the Company. If there be no such chairman or deputy chairman, or if at any meeting neither the chairman nor the deputy chairman is present within ten minutes after the time appointed for holding the meeting, or if neither of them be willing to act as chairman, the directors present shall choose one of their number to act, or if one director only be present he shall preside as chairman if willing to act. If no director be present, or if all the directors present decline to take the chair, the members present shall elect one of their number to be chairman.

54.	The chairman may (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. Save as provided by Section 192 of the Act, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at any adjourned meeting.

55.	If the chairman considers that there is not enough room for the members who wish to attend the meeting, he or she may arrange for any person whom he or she considers cannot be seated in the main meeting room to observe or attend the meeting in a separate room. Even if the members present in the separate room are not able to participate in the conduct of the meeting, the meeting will nevertheless be treated as validly held in the main room. If a separate meeting place is linked to the main place of a general meeting by an instantaneous audio-visual communication device which, by itself or in conjunction with other arrangements:

55.1	gives the general body of members in the separate meeting place a reasonable opportunity to participate in proceedings in the main place;

55.2	enables the chairman to be aware of proceedings in the other place; and

55.3	enables the members in the separate meeting place to vote on a show of hands or on a poll,

a member present at the separate meeting place is taken to be present at the general meeting and entitled to exercise all rights as if he or she was present at the main place.

56.	At a general meeting a resolution put to the vote of the meeting shall be decided by a show of hands unless a poll is (whether before or on the declaration of the result of the show of hands, or otherwise) demanded by the chairman of the meeting or as provided in Section 198(1)(b) of the Act. Unless a poll be so demanded and the demand be not withdrawn a declaration by the chairman of the meeting that a resolution has on a show of hands been carried, or carried unanimously, or by a particular majority, or not carried by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

57.	The result of a poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

58.	In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote in addition to the vote or votes to which the chairman may be entitled as a member.

59.	No poll may be demanded on the election of the chairman of the meeting or on any question of adjournment. A poll demanded on any other question shall be taken at such time and place and in such manner as the chairman of the meeting directs, and any business, other than upon which a poll has been demanded, may be proceeded with pending the taking of the poll.

60.	The chairman of a meeting may appoint any one or more firms or persons to act as scrutineer for the purpose of checking forms of proxy deposited for use and for counting the votes at such meeting and he may thereafter act on a certificate given by any such scrutineer without requiring production at the meeting of the forms of proxy or the chairman counting the votes.

61.	If any votes shall be counted which ought not to have been counted or might have been rejected or if any votes shall not be counted which ought to have been counted the error shall not vitiate the resolution unless it be pointed out at the meeting and not in that case unless it shall, in the opinion of the chairman of the meeting, be of sufficient magnitude to vitiate the resolution. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting or adjourned meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the chairman of the meeting, whose decision shall be final and conclusive.

62.	Any minutes of resolutions and proceedings at general meetings made in one of the minute books of the Company, if signed by any person purporting to be the chairman of the meeting to which it relates, or by any person present thereat and appointed by the directors to sign the same in his place, or by the chairman of a subsequent meeting of the directors, shall be receivable as evidence of the facts therein stated.

VOTES OF MEMBERS

63.	Subject to the provisions of Section 195 of the Act and of these articles and to any special terms as to voting upon which any share may be issued or may for the time being be held:

63.1	on a show of hands, every member present in person or by proxy and entitled to vote shall have only one vote irrespective of the number of shares he holds or represents; and

63.2	upon a poll, every member present in person or by proxy and entitled to that proportion of the total votes in the Company which the aggregate amount of the nominal value of the shares held by him bears to the aggregate amount of the nominal value of all the shares issued by the Company at the relevant time.

64.	Any body corporate holding shares conferring the right to vote may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at one or more general meetings of the Company or at one or more meetings of holders of any class of shares of the Company, as provided by Section 188 of the Act and such representative shall be entitled to exercise the same powers on behalf of the body corporate which he represents as that body corporate could exercise if it were an individual member of the Company. The directors may but shall not be obliged to require proof to their satisfaction of the appointment or authority of such representative to act.

65.	In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register or in the case of persons entitled to a share by transmission the order in which their names were given in the notice to the Company of the fact of the transmission.

PROXIES AND VOTING UNDER POWER OF ATTORNEY

66.	A member may attend, speak and vote at general meetings in person or by duly appointed proxy and may appoint more than one proxy to attend on the same occasion.

67.	A proxy:

67.1	need not be a member; and

67.2	shall be entitled to vote on a poll only.

68.	A proxy shall only be duly appointed if appointed as such by a proxy instrument.

69.	A proxy instrument shall comply with the provisions of the Act and, subject thereto:

69.1	need not, except if so required in terms of articles 69.2 or 69.4, bear a handwritten signature of the member appointing the proxy;

69.2	shall be in such form as is approved or accepted by the directors;

69.3	may be an instrument created by electronic or other means including, without limitation, electronic mail or facsimile;

69.4	shall be accompanied by such documentary or other evidence as may be required by the directors in order to establish the validity and/or authenticity thereof, including the authority of the person appointing the proxy;

69.5	may, if the directors deem fit, be sent out with the notice of any meeting for use at such meeting;

69.6	shall be received at the office or at such other place as is specified for that purpose in the notice convening the meeting, not less than forty-eight hours before the time appointed for the holding of the meeting or adjourned meeting at which the person named in such proxy instrument proposes to vote, or in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than forty-eight hours (or such shorter period as the directors may from time to time determine) before the time appointed for the taking of the poll failing which the proxy instrument shall not be treated as valid; provided that if the member is registered at a branch register kept at any branch or other office outside South Africa, any proxy instrument executed by such member may be received at the office at which he is registered. In determining the said period of forty-eight hours (or such shorter period as the directors may from time to time determine), Saturdays, Sundays and public holidays shall not be taken into account;

69.7	other than a power of attorney, shall not be valid after the expiry of a period of six months from the date of submission of such proxy instrument, except at an adjourned meeting or at a poll demanded at a meeting originally held within six months from the date of such proxy instrument;

69.8	shall be valid at every resumption of an adjourned meeting to which it relates unless the contrary is stated thereon;

69.9	shall not be used at the resumption of an adjourned meeting if it could not have been used at the general meeting from which it was adjourned for any reason other than it was not lodged timeously for the meeting from which the adjournment took place;

69.10	may confer the power of delegation and sub-delegation on any proxy appointed in terms thereof so that any proxy so appointed may appoint any other person as proxy in his stead;

69.11	a proxy form submitted electronically (or by such other electronic means as the directors may determine from time to time) shall be submitted to the electronic mail address as notified by the Company from time to time.

70.	If a branch register within the meaning of the Statutes is kept at a branch or other office of the Company outside South Africa, it shall not be necessary for any proxy instruments appointing proxies, and the powers of attorney or other authorities (if any) under which they are signed, relating to members registered on such branch register to be received at the office or such other place designated in the notice convening the meeting before the time appointed for the meeting; provided that:

70.1	the members appointing proxies shall lodge proxy instruments in accordance with the requirements of article 69; and

70.2	the transfer secretary of the Company in that place shall communicate to the Company in South Africa by such means as the directors, or any other authorised person, may from time to time direct, a summary of all the votes for and against each resolution represented by valid proxy instruments duly accepted by them, and so that such communication shall be received by the Company before the time appointed for the meeting to commence.

71.	A vote cast or act done in accordance with the terms of a proxy instrument shall be valid notwithstanding the previous legal incapacity of the principal or revocation of the proxy instrument or the transfer of the share in respect of which the vote is given, unless an intimation in writing of such legal incapacity or transfer shall have been received by the Company not less than forty-eight hours (or such shorter period as the directors may from time to time determine) before commencement of the meeting or the taking of the poll at which the proxy instrument is used.

DIRECTORS

72.	Until otherwise from time to time determined by the Company in general meeting, the number of directors shall be not less than four.

73.	The directors shall be entitled to such remuneration as a director as the Company by ordinary resolution in general meeting may from time to time determine.

74.	Any director who serves on any executive or other committee or who devotes special attention to the business of the Company or who goes or resides outside South Africa for any purposes of the Company, or who otherwise performs services which, in the opinion of the directors, are outside the scope of the ordinary duties of a director, may be paid such extra remuneration, in addition to the remuneration to which he may be entitled as a director, as the directors may determine. The directors shall also be paid all their travelling and other expenses properly and necessarily expended by them in and about the business of the Company and in attending meetings of the directors or of committees of the directors or of the Company.

75.	Without prejudice to the provisions for retirement by rotation or otherwise hereinafter contained, the office of a director shall be vacated in any of the events following, namely:

75.1	if he becomes insolvent or assigns his estate for the benefit of his creditors, suspends payments generally, or enters into a compromise with his creditors, or files an application for the surrender of his estate;

75.2	if he is found or becomes of unsound mind;

75.3	if he is requested in writing to resign by not less than three-quarters of the directors;

75.4	if he be removed by a resolution of the Company pursuant to Section 220 of the Act;

75.5	if he shall pursuant to the provisions of the Statutes or by reason of any order made thereunder be prohibited from acting as a director;

75.6	one month, or, with the permission of the directors, earlier, after he has given notice in writing to the Company of his intention to resign his office;

75.7	if he is absent from meetings of the directors for six consecutive months without leave of the directors, otherwise than on the business of the Company, and is not represented at any such meetings during such six consecutive months by an alternate director, and the directors resolve that his office be, by reason of such absence, vacated; provided that the directors shall have power to grant to any director not resident in South Africa leave of absence for any or an indefinite period.

76.	A director may hold any other office or position under the Company (except that of external auditor) in conjunction with his office of director for such period and on such remuneration terms (in addition to the remuneration to which he may be entitled as a director) and otherwise as a disinterested quorum of the directors may determine.

77.	A director may be or become a director or other officer of, or otherwise interested in, any company promoted by the Company or in which the Company may be interested as shareholder or otherwise and (except insofar as otherwise decided by the directors), he shall not be accountable for any remuneration or other benefits received by him as a director or officer of or from his interest in such other company.

78.	Any director may act by himself or through his firm in a professional capacity for the Company (otherwise than as the Company’s external auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

79.	A director who is in any way whether directly or indirectly interested in a contract or arrangement or proposed contract or arrangement with the Company or its subsidiary, shall declare the nature of his interest to the Company, mutatis mutandis, in accordance with Sections 234, 235, 237 and 238 of the Act.

80.	Subject to article 81 no director or intending director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any other office or position under the Company or in any company promoted by the Company or in which the Company is interested or in respect of professional services rendered or to be rendered by such director or as vendor, purchaser or in any other manner whatever, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any director is in any way interested be liable to be avoided, nor shall any director so contracting or being so interested be liable to account to the Company for any profit realised by any such appointment, contract or arrangement by reason of such director holding the office or of the fiduciary relationship thereby established.

81.	A director shall not vote nor be counted in the quorum and if he shall do so his vote shall not be counted on any resolution for his own appointment to any other office or position under the Company or in respect of any contract or arrangement in which he is interested, but this prohibition shall not apply to:

81.1	any arrangement for giving to any director any security of indemnity in respect of money lent by him to, or obligations undertaken by him for the benefit of, the Company; or

81.2	any arrangement for the giving by the Company of any security to a third party in respect of a debt or obligation of the Company which the director has himself guaranteed or secured; or

81.3	any contract by a director to subscribe for or underwrite securities; or

81.4	any contract or arrangement with a company in which he is interested by reason only of being a director, officer, creditor or member of such company;

and these prohibitions may at any time be suspended or relaxed to any extent either generally, or in respect of any particular contract or arrangement, by the Company in general meeting.

82.	Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more directors to offices or employments with the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each director separately and in such cases each of the directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

83.	If any question shall arise at any meeting as to the entitlement of any directors to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to any other director shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed.

84.	The directors may exercise the voting powers conferred by the shares in any other company held or owned by the Company in such manner and in all respects as they think fit, including the exercise thereof in favour of any resolution appointing themselves or any of them to be directors or officers of such other company or voting or providing for the payment of remuneration to the directors or officers of such other company.

ALTERNATE DIRECTORS

85.	Each director may appoint either another director or any person approved for that purpose by a resolution of the directors to act as alternate director in his place and during his absence and may at his discretion remove such alternate director. A person so appointed shall, except as regards power to appoint an alternate, and remuneration, be subject in all respects to the terms and conditions existing with reference to the other directors of the Company, and each alternate director, whilst so acting, shall be entitled to receive notices of all meetings of the directors or of any committee of the directors of which his appointor is a member, and to attend and vote at any such meeting at which his appointor is a member, and to attend and vote at any such meeting at which his appointor is not personally present and he shall generally be entitled to exercise and discharge all the functions, powers and duties of his appointor in such appointor’s absence as if he were a director. Any director acting as alternate shall (in addition to his own vote) have a vote for each director for whom he acts as alternate. An alternate director shall ipso facto cease to be an alternate director if his appointor ceases for any reason to be a director; provided that if any director retires by rotation or otherwise but is re-elected at the same meeting, any appointment made by him pursuant to this article which was in force immediately before his retirement shall remain in force as though he had not retired. Any appointment or removal of an alternate director shall be effected by instrument in writing delivered at the office and signed by the appointor. The remuneration of an alternate director shall be payable only out of the remuneration payable to the director appointing him and he shall have no claim against the Company for his remuneration.

RETIREMENT OF DIRECTORS IN ROTATION

86.	Subject to article 102 at every annual general meeting one-third of the directors for the time being or if their number is not a multiple of three, then the number nearest to but not less than one-third shall retire from office. The directors so to retire at every annual general meeting shall be those who have been longest in office since their last election, but as between persons who become or were last elected directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot; provided that notwithstanding anything herein contained:

86.1	if at the date of any annual general meeting any director shall have held office for a period of three years since his last election or appointment, he shall retire at such meeting either as one of the directors to retire in pursuance of the foregoing or additionally thereto;

86.2	a director who intends to retire voluntarily at the meeting may be taken into account in determining the one-third of the directors to retire at such meeting; and

86.3	the identity of the directors to retire at such annual general meeting shall be determined as at the date of the notice convening such meeting.

The length of time a director has been in office shall be computed from his last election, appointment or date upon which he was deemed re-elected. A director retiring at a meeting shall retain office until the close of the meeting or in the case of any adjournments thereof, at the close of such adjourned meeting.

87.	Retiring directors shall be eligible for re-election but no person, other than a director retiring at the meeting, shall, unless recommended by the directors, be eligible for election to the office of a director at any general meeting unless not more than thirty days but not less than twenty-one days before the day appointed for the meeting, there shall have been left at the office, a notice in writing by some member duly qualified to be present and vote at the meeting for which such notice is given, of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected.

88.	Subject to article 87, the Company at the meeting at which a director retires in manner aforesaid, may fill the vacated office by electing a person thereto.

89.	The Company may in general meeting (but subject to the provisions of article 88) elect any person to be a director either to fill a casual vacancy or as an additional director, but so that the total number of directors shall not exceed at any time the maximum number (if any) fixed in accordance with these articles.

90.	The validity of the appointment of any director shall not be affected by a failure to comply with Section 211(3) of the Act.

POWERS OF DIRECTORS

91.	The directors on behalf of the Company may pay a gratuity or pension or allowance on retirement or other benefit to any director or ex-director or other officer or employee of the Company, its holding company (if any) or any subsidiary of the Company whether or not he has held any other salaried office or position with the Company or to his widow or dependants and make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance or life assurance or other benefits.

92.	Without prejudice to the powers of the Company in general meeting in pursuance of any of the provisions of these articles to appoint any person to be a director, the directors shall have power at any time and from time to time to appoint any person to be a director, either to fill a casual vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed the maximum number (if any) fixed in accordance with these articles. Any director so appointed shall hold office only until the next following annual general meeting and shall then be eligible for re-election but shall not be taken into account in determining the directors who are to retire by rotation at such meeting.

93.	The directors may take all steps that may be necessary or expedient in order to enable the securities of the Company to be introduced into and dealt with in any country or state and to procure the same to be recognised by and listed or quoted upon any stock exchange in any country or state and may accept responsibility for and pay and discharge all taxes, duties, fees, expenses or other sums which may be payable in relation to any of the matters aforesaid and may subscribe to and comply with the laws and regulations of any such country or state and the rules or regulations of any such stock exchange.

94.	Any branch or kind of business which the Company is either expressly or by implication authorised to undertake may be undertaken by the directors at such time or times as they shall think fit, and further may be discontinued or suspended by the directors, whether such branch or kind of business may have been actually commenced or not, so long as the directors may deem it expedient not to commence or proceed with the same.

95.	The management and control of any business of the Company shall be vested in the directors who in addition to the powers and authorities by these articles expressly conferred upon them, may exercise all such powers and do all such acts and things as may be exercised or done by the Company, and are not hereby or by the Statutes expressly directed or required to be exercised or done by the Company in general meeting, but subject nevertheless to such management and control not being inconsistent with these articles nor with any resolution passed by the Company in general meeting; but so that no such resolution shall invalidate any prior act of the directors which would have been valid if such resolution had not been passed. The general powers given by this article shall not be limited or restricted by any special authority or power given to the directors by any other article.

96.	The directors may arrange that any branch of the business carried on by the Company or any other business in which the Company may be interested, shall be carried on by or through one or more subsidiaries of the Company and they may on behalf of the Company make such arrangements as they think advisable for taking the profits or bearing the losses of any branch or business so carried on, or for financing, assisting or subsidising any such subsidiary or guaranteeing its contracts, obligations or liabilities.

BORROWING POWERS

97.	The Company may create and issue secured or unsecured debentures and subject to any regulations from time to time made by the Company in general meeting, the directors may borrow from time to time for the purposes of the Company or secure the payment of such sums as they think fit and may secure the repayment or payment of any such sums by bond, mortgage or charge upon all or any of the property or assets of the Company or by the issue of debentures or otherwise as they may think fit, and may make such regulations regarding the transfer of debentures, the issuing of certificates therefor (subject always to article 11 hereof) and all such other matters incidental to debentures as they may think fit; provided that no special privileges as to allotment of shares in the Company, attending and voting at general meetings, appointment of directors or otherwise, shall be given to the holders of debentures of the Company save with the sanction of the Company in general meeting.

LOCAL OR DIVISIONAL BOARDS, AGENTS AND COMMITTEES OF THE BOARD

98.	The directors may establish any local or divisional boards or agencies in South Africa or elsewhere for managing any of the affairs of the Company and may appoint any persons to be members of such local or divisional boards, or any managers or agents and may fix their remuneration, and may delegate to any local or divisional board, manager or agent any of the powers, authorities and discretions vested in the directors with power to sub-delegate, and may authorise the members of any local or divisional board or any of them to fill any vacancies therein and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the directors may think fit, and the directors may remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

99.	The directors may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the directors, to be the attorney or agent of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him or them.

100.	The directors may delegate any of their powers to an executive or other committee whether consisting of a member or members of their body or not as they think fit. Any committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed on it by the directors and any such regulations may authorise the appointment of sub-committees.

EXECUTIVE OFFICERS

101.	The directors may from time to time appoint one or more of their body to be managing director, deputy managing director, chief executive officer, deputy chief executive officer, general manager or executive director (with or without specific designation) of the Company or to other executive office with the Company as the directors shall think fit, and may from time to time remove or dismiss him or them from office and appoint another or others in his or their place or places.

102.	Subject to any provisions either in these articles or in the contract under which he is appointed any director appointed to any position or executive office pursuant to article 101 shall not, (while he continues to hold that position or office under a contract for a term of years), be subject to retirement by rotation during the currency of such contract and he shall not, in such case, be taken into account in determining the rotation of retirement of directors but, subject to any provisions in such contract, he shall be subject to the same removal terms as the other directors of the Company and, if he ceases to hold office as director, his appointment to such position or executive office shall ipso facto and immediately be terminated but without prejudice to any claims or damages which may accrue under any such contract in respect of such termination; provided that the directors shall not appoint any director to any position or executive office under a contract as aforesaid which provides for him to be so exempted, if at the time of such appointment under such contract the effect of such exemption would be to cause one-half or more of the directors to be exempt from retirement by rotation.

103.	The directors may from time to time entrust to and confer upon a director appointed to any position or executive office under article 101 such of the powers exercisable under these articles by the directors as they think fit, and may confer such powers for such time, and to be exercised for such objects and purposes and upon such terms and conditions and with such restrictions, as they think expedient, and they may confer such powers either collaterally with or to the exclusion of and in substitution for all or any of the powers of the directors in that regard, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

PROCEEDINGS OF DIRECTORS AND COMMITTEES

104.	The directors may meet for the dispatch of business, adjourn, and otherwise regulate their meetings as they think fit, and may determine the quorum necessary for the transaction of business. Until otherwise determined by the directors, two directors shall form a quorum. A director may at any time, and the secretary upon the request of a director, shall at any time convene a meeting of the directors.

105.	The continuing directors may act notwithstanding any vacancy in their body, but if and so long as their number be reduced below the minimum number fixed by or in accordance with these articles, they may act only for the purpose of filling up vacancies in their body or of summoning general meetings of the Company but not for any other purpose, and may act for either of the purposes aforesaid whether or not their number be reduced below the minimum number fixed by or in accordance with these articles as a quorum.

106.	The directors may elect a chairman and a deputy chairman (to act in the absence of the chairman) of their meetings and determine the period for which they are to hold office, but if no such chairman or deputy chairman is elected or if at any meeting the chairman or deputy chairman be not present within ten minutes after the time appointed for holding the same, the directors present shall choose one of their number present to be chairman at such meeting.

107.	Questions arising at any meeting shall be decided by a majority of votes, and in case of an equality of votes the chairman shall have a second or casting vote; provided that should the quorum be two and should only two directors be present at the meeting, the chairman shall not have a second or casting vote.

108.	A meeting of the directors at which a quorum is present shall be competent to exercise all or any of the powers, authorities and discretions by or under these articles for the time being vested in or exercisable by the directors generally.

109.	A resolution in writing signed by not less than three-quarters of the total number of directors entitled to vote thereon (which resolution may be signed under facsimile transmission or some other form of electronic means and which may consist of several documents in like form each signed by one or more directors), shall be as valid and effectual as if it had been passed at a meeting of the directors duly called and constituted; provided that where a director is not so present, but has an alternate who is so present, then such resolution must also be signed by such alternate. All such resolutions shall be described as “directors’ resolutions” and shall be forwarded or otherwise delivered to the secretary without delay, and shall be recorded by him in the Company’s minute book and noted at the meeting of the directors next following the receipt thereof by him.

110.	The meetings and proceedings of any committee consisting of two or more members, shall be governed by the provisions herein contained for regulating the meetings and proceedings of directors so far as the same are applicable thereto and are not superseded by any regulations made or imposed by the directors.

111.	All acts done by the directors or by a committee of directors or by any person acting as a director or a member of a committee, shall, notwithstanding that it shall afterwards be discovered that there was some defect in the appointment of the directors or persons acting aforesaid, or that they or any of them were disqualified from or had vacated office, shall be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or member of such committee.

112.	Directors’ meetings and meetings of committees of the directors may be held by means of such telephonic, electronic or other communication facility or media as permits all persons participating in the meeting to communicate with each other simultaneously and instantaneously and directors so participating shall be deemed to be present at such meeting.

SECRETARY

113.	Subject to the provisions of the Statutes, the secretary (who shall be permanently resident in South Africa and which may be a body corporate or a partnership complying with the requirements of the Act) shall be appointed by the directors for such term, at such remuneration and upon such conditions as they may think fit and any secretary so appointed may not be removed without the approval of the directors. A provision of the Statutes or these articles requiring or authorising a thing to be done by or to a director and the secretary shall not be satisfied by its being done by or to the same person acting both as director and as, or in place of, the secretary.

AUTHENTICATION AND ELECTRONIC ARCHIVING OF DOCUMENTS

114.	Subject to the provisions of the Statutes, any director or the secretary or any person appointed by the directors or any committee of the directors for that purpose shall have power to store any documents affecting the constitution of the Company and any resolutions passed by the Company or the directors, and any books, records, documents and accounts relating to the business of the Company, by electronic means and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the office the local manager or other officer of the Company having the custody thereof shall be deemed to be the person appointed by the directors aforesaid.

115.	A document purporting to be a copy of a resolution of the directors or an extract from the minutes of a meeting of the directors which is certified as such in accordance with the provisions of article 114 shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such extract is a true and accurate record of a duly constituted meeting of the directors.

DIVIDENDS AND OTHER PAYMENTS TO MEMBERS

116.	Subject to the provisions of the Statutes and the requirements of any stock exchange on which the Company’s securities are listed or quoted, the Company may make payments to its members from time to time.

117.	The Company in general meeting (subject to obtaining the declaration of the directors referred to in article 121) or the directors may from time to time declare a dividend or make any other payment to members (or any class of members) in such currency as the directors or the general meeting may determine and in proportion to the number of shares held by them in each class. Dividends and other payments shall be declared payable to members registered as such on a date subsequent to the date of the declaration thereof as determined by the directors or the Company in general meeting; provided that the directors may rescind any dividend or other payment to be made to members or any class of members before the date of payment thereof if the directors decide that the Company’s financial position no longer justifies such payment.

118.	No larger dividend shall be declared by the Company in general meeting than is recommended by the directors; but the Company in general meeting may declare a smaller dividend.

119.	All unclaimed dividends or other payments to members as contemplated in articles 116 and 117 may be invested or otherwise be made use of by the directors for the benefit of the Company until claimed, provided that any dividend or other payment to members remaining unclaimed for a period of not less than three years from the date on which it became payable may be forfeited by resolution of the directors for the benefit of the Company.

120.	The Company shall be entitled at any time to delegate its obligations to any member in respect of unclaimed dividends or other unclaimed payments to any one of the Company’s bankers from time to time.

121.	The declaration of the directors as to whether:

121.1	the Company is, or would be, after payment of any dividend or other payment to members, able to pay its debts as they become due in the ordinary course of business; and

121.2	the consolidated assets of the Company, fairly valued would, after the payment of the dividend or other payment to members, not be less than the consolidated liabilities of the Company shall be conclusive.

122.	Any dividend, interest or other sum payable in cash to the holder of a security may be paid by cheque or warrant sent through the post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first on the register in respect of the share at his registered address, or addressed to such person and at such address as the holder or joint holders may in writing direct, or by electronic transfer into the bank account nominated by the holder or, in the case of joint holders, into the bank account nominated by the holder whose name stands first in the register in respect of the share. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the person to whom it is addressed and shall be sent at the risk of the holder or joint holders. Every such electronic transfer shall be made at the risk of the holder or joint holders. The Company shall not be responsible for the loss in transmission of any cheque or warrant or of any document (whether similar to a cheque or warrant or not) sent through the post as aforesaid or the loss or misdirection of any electronic transfer. Payment of any such cheque or warrant, or the making of such electronic transfer, to whomsoever effected, shall be a good discharge to the Company.

123.	Any dividend may be paid and satisfied, either wholly or in part, by the distribution of specific assets, or in paid-up securities of the Company or of any other company, or in cash, or in any one or more of such ways as the directors or the Company in general meeting may at the time of declaring the dividend determine and direct, and where any difficulty arises in regard to such distribution the directors may settle the same as they think expedient and in particular may fix the value for distribution of such specific assets and may determine that cash payments shall be made to any member on the basis of the value so fixed in order to secure equality of distribution and may vest any such assets in trustees upon such trusts for the persons entitled to the dividend as may seem expedient to the directors.

124.	The directors may from time to time make such regulations as they may think fit in regard to the payment of dividends to members having registered addresses outside South Africa, and such regulations may provide for the payment of such dividends in any foreign currency and the rate of exchange at which such payment shall be made and such other matters as the directors may think fit.

RESERVES

125.	The directors may set aside such sum as they think proper as reserves which shall, at the discretion of the directors be applicable for any purpose and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the directors may from time to time think fit. The directors may also, without placing the same to reserve, carry forward any sum which they may think prudent not to distribute.

126.	The Company in general meeting may upon the recommendation of the directors at any time and from time to time resolve that it is desirable to capitalise all or any part of the amount for the time being standing to the credit of any of the Company’s reserves or of any share premium account or capital redemption reserve fund or to the credit of the income statement or otherwise available for distribution and not required for the payment of the fixed dividends on any preference shares of the Company, and accordingly that such amount be set free for distribution among the members or any class of members who would be entitled thereto if distributed by way of dividend and in the same proportions on the basis that the same be not paid in cash but either be applied in paying up unissued shares of the Company to be issued to such members as fully paid capitalisation shares having a par value or be transferred to the Company’s stated capital and be applied in distributing to such members shares of no par value.

DIRECTORS’ POWERS ON CAPITALISATION OR DISTRIBUTION OF PROFITS

127.	If any difficulty arises in regard to any distribution under article 126, the directors may settle the same as they think it expedient. They may make all appropriations and applications of the sum resolved to be capitalised thereby, and all allotments and issues of securities, if any, and generally shall do all acts and things required to give effect thereto, with full power to the directors to provide that fractions shall be ignored altogether, or by payment in cash or otherwise, as they think fit, in the case of securities becoming distributable in fractions. The directors may also appoint any person to enter, on behalf of all members entitled to the benefit of such appropriations and applications or to participate in such distribution, into any contract requisite or convenient for giving effect thereto, and such appointment and contract made under such appointment shall be effective and binding on all such members.

SHARE PREMIUM ACCOUNT AND CAPITAL REDEMPTION RESERVE FUND

128.	The Company may from time to time, subject to any requirements which may be imposed by the Statutes, by ordinary resolution authorise the directors to distribute all or any part of the amount for the time being standing to the credit of or deal with, in any way recommended by the directors or authorised by the Statutes, any share premium account or capital redemption reserve fund of the Company, save that the provisions of this article shall not apply in respect of any action properly taken by the Company in terms of Sections 76(3) or 98(4) of the Act.

FOREIGN CURRENCY PAYMENTS

129.	Any payments to members to be made to any member whose registered address is outside South Africa or who has given written instructions requesting payment at an address outside South Africa and any payment to a member whose registered address is outside South Africa may be paid in such currency or currencies other than the currency of South Africa as may be stipulated by the directors. The directors may also stipulate the date upon which the currency of South Africa will be converted into such other currency or currencies.

ACCOUNTS

130.	The directors shall cause to be kept such accounting records and books of account as are prescribed by the Statutes.

131.	The accounting records shall be kept at the office or (subject to the provisions of Section 284 of the Act) at such other place as the directors think fit, and shall at all times be open to inspection by the directors. Except as provided by the Statutes or by the authority of the directors no member (other than a director) shall have any right to inspect any accounting record book, account or document of the Company.

132.	Subject to the provisions of the Statutes, a copy of the annual financial statements made out in accordance with and consisting of the documents specified in Section 286 of the Act which is to be laid before the Company in annual general meeting, shall be:

132.1	delivered or sent by post in printed form to the registered address of each member; or

132.2	sent by electronic mail to each member who has elected to receive notices in that form in accordance with the provisions of these articles;

(and at the same time there shall be forwarded to the secretary or other proper officer of any stock exchange on which any shares of the Company are listed or quoted such number of copies of such documents as for the time being may be required under its regulations or practice) at least twenty-one clear days before such annual general meeting. Notwithstanding the foregoing, this article shall not require a copy of the said documents to be sent:

132.3	to any person:

132.3.1	who is not entitled to receive notice of general meetings of the Company;

132.3.2	the address of whom the Company is not aware; or

132.3.3	who has by notice in writing to the Company elected not to receive such documents; or

132.4	to more than one of the joint holders of any securities.

INDEPENDENT EXTERNAL AUDITORS

133.	Independent external auditors shall be appointed and their duties regulated in accordance with the provisions of the Statutes.

134.	Subject to the provisions of the Statutes, all acts done by any person acting as independent external auditor, shall as regards all persons dealing in good faith with the Company, be valid notwithstanding that there was some defect in his appointment.

135.	All annual financial statements when audited and laid before an annual general meeting shall be deemed conclusively correct, and shall not be re-opened without the approval of the directors.

NOTICES

136.	Subject to the provisions of these articles and to the requirements of any stock exchange of which the shares of the Company are listed or quoted:

136.1	any notice which is required to be given by the Company to members or directors shall be in writing and may be given to:

136.1.1	any member or director who has notified the Company of his electronic mail address or telefacsimile number for this purpose, by:

136.1.1.1	sending such notice by electronic mail or telefacsimile, as the case may be, to such address or telefacsimile number, as the case may be; or

136.1.1.2	sending an electronic mail advising that a notice is posted on a website and containing the web address of such website; provided that such notice is available on such website for at least the period commencing on the day after the date on which such notice was sent and expiring on the later of the twenty-first day succeeding that day or the day of the meeting, if any, to which the notice relates;

provided that any member who has notified the Company of his electronic mail address or telefacsimile number may by written notice to the Company withdraw such notification of his electronic mail address or telefacsimile number; or

136.1.2	any member or director by delivery in person; or

136.1.3	any member or director by delivering it or sending it through the post, properly addressed, to:

136.1.3.1	a member at his address reflected in the register;

136.1.3.2	a director at his postal address shown in the directors’ register;

136.1.4	if the Company is prevented through circumstances beyond its control from so giving notice, then notice may be given by advertisement. Should it be necessary to give notice by advertisement, such notice shall, subject to the provisions of the Statutes, be advertised in the Gazette and in such newspapers as the directors may from time to time determine; provided that where a branch register or transfer office has been established, such advertisement shall also be inserted in at least one leading newspaper circulating in the town or district in which such branch register or transfer office is located;

and any such notice to members shall simultaneously be given to the appropriate official or department of any recognised stock exchange on which the shares of the Company are listed or quoted, in accordance with the requirements of that stock exchange. Any such notice to members shall also be advertised in accordance with the requirements of any such stock exchange;

136.2	every notice shall be deemed to have been received:

136.2.1	if it is delivered, on the date on which it is so delivered;

136.2.2	if it is sent by post, on the day on which it was posted;

136.2.3	if it, or an advertisement referred to in article 136.1.4, is advertised, on the day on which the advertisement appeared in the Gazette;

136.2.4	if it, or a message referred to in article 136.1.1.2, is sent by electronic mail, on the day on which it was so sent;

136.2.5	if it, or a message referred to in article 136.1.1.2, is sent by telefacsimile, on the day on which it was successfully transmitted,

notwithstanding that such notice may not actually have been received.

137.	In the case of joint holders of a security, all notices shall unless such holders otherwise in writing direct and the directors agree, be given to that one of the joint holders whose name stands first in the register, and notice so given shall be sufficient notice to all the joint holders.

138.	Every person who, by operation of law, transfer or other means whatsoever, shall become entitled to any security, shall be bound by every notice in respect of such security which, previously to his name and address being entered on the register, shall have been given to the person from whom he derived his title to such security.

139.	Any notice or other document delivered, given or sent in accordance with the provisions of these articles shall notwithstanding that such member be then under legal incapacity, and whether or not the Company has notice of his legal incapacity, be deemed to have been duly served in respect of any security registered in the name of such member as a sole or joint holder unless his name shall at the time of the service of the notice or document have been removed from the register as the holder of the security; and such service shall for all purposes of these articles be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the security.

140.	Save as otherwise expressly provided, where a given number of days notice, or notice extending over any period, is required to be given, the days of service shall not, unless it is otherwise provided, be counted in such number of days or other period.

141.	The accidental omission to give notice of a general meeting or a meeting of directors to any member or director, as the case may be, shall not invalidate any resolution passed at such meeting.

WINDING UP

142.	If the Company shall be wound up the liquidator may, with the sanction of a special resolution of the members divide among the members in specie or kind the whole or any part of the assets of the Company and may for such purpose set such value as he deems fair upon any asset and may determine how the division shall be carried out as between the members or different classes of members. The liquidator may with the like sanction, vest the whole or any part of such assets in trustees to be held in trust for the benefit of the members or any of them on such terms as the liquidator, with the like sanction, shall think fit. Any such resolution may provide for and sanction a distribution of any specific assets amongst different classes of members otherwise than in accordance with their existing rights, but each member shall in that event have a right of dissent and other ancillary rights in the same manner as if such resolution were a special resolution passed pursuant to Section 390 of the Act.

INDEMNITY

143.	Subject to the provisions of Section 247 of the Act:

143.1	every director, manager, secretary and officer of the Company shall be indemnified out of the funds of the Company against all liabilities incurred by him as such director, manager, secretary or officer in defending any proceedings, whether civil or criminal, in which judgment is given in his favour, or in which he is acquitted, or in connection with any application under Section 248 of the Act in which relief is granted to him by the Court; and

143.2	every such person aforesaid shall be indemnified by the Company against and, it shall be the duty of the directors out of the funds of the Company, to pay all costs, losses and expenses which any such person may incur or become liable to by reason of any contract entered into or act or deed done by him as such director, secretary, manager or officer of the Company or in any way in the discharge of his duties.

144.	Subject to the provisions of the Statutes, no director, manager, secretary or officer or servant of the Company shall be liable for the acts, receipts, neglects, or defaults of any other director, manager, secretary or officer or servant, or for joining in any receipt or other act for conformity, or for loss or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the directors for and on behalf of the Company, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested, or for any loss or damage arising from the insolvency or delict of any person with whom any moneys, securities or effects shall be deposited, or for any loss or damage occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune whatsoever which shall happen in the execution of his duties of office or in relation thereto, unless the same happen through his own dishonesty.

WAIVER BY STOCK EXCHANGE

145.	Notwithstanding anything to the contrary contained in these articles, where any action or matter is expressed in these articles to be subject to compliance with the listing requirements or rules of any stock exchange on which the Company’s securities are listed or quoted, a waiver of such requirements or rules by the stock exchange concerned shall constitute compliance with those requirements or rules for the purposes of these articles.

CONDITIONS ATTACHING TO PREFERENCE SHARES

146.	Rights, privileges, restrictions and other conditions applicable to the A redeemable preference shares of 50 cents each and B redeemable preference shares of 1 cent each in the Company.

146.1	For purposes of this article the “Moab Lease Area” means the total lease area of 2 149,2631 hectares of the Mining Leases as ceded to AngloGold Limited (formerly Vaal Reefs Exploration and Mining Company Limited) by virtue of Deeds of Cession of Mining Leases Nos 23/92 and 26/92 and as reflected in the diagrams attaching to the Mining Leases being RMT Nos 52/91 and 53/91.

146.2	The following terms shall apply to the A redeemable preference shares of 50 cents each (“the A preference shares”), in the share capital of the Company:

146.2.1	The A preference shares shall be allotted to Eastvaal Gold Holdings Limited as fully paid and are not transferable.

146.2.2	The A preference shares shall rank pari passu with each other and except as provided for in this article shall rank pari passu with the B redeemable preference shares of 1 cent each (“the B preference shares”).

146.2.3	The A preference shares shall confer the following rights on the holder thereof:

146.2.3.1	after payment in full of the annual dividend on the B preference shares, the right to an annual dividend equivalent to the balance of the after tax profits arising from income derived from mining the Moab Lease Area as determined by the directors in each financial year, but shall confer no right to any dividend payment from any other profits of the Company.

146.2.3.2	to receive on redemption:

146.2.3.2.1	the nominal value of the said A preference shares;

146.2.3.2.2	a premium per share of an amount equal to the net proceeds available from the disposal of the assets relating to the Moab Lease Area, after redemption in full of the B preference shares and payment of the nominal value of the A preference shares, divided by 2 000 000. Any amount transferred to the share premium account of the Company pursuant to Section 76(2) of the Act consequent upon the issue of such shares may be used to provide for any premium on the redemption of the shares.

146.2.3.3	Against payment of the said nominal value and premium, if any, such shares shall be fully redeemed and shall constitute part of the authorised and unissued share capital of the Company.

146.2.3.4	The A preference shares shall have no right to redemption from any proceeds otherwise arising.

146.2.4	The A preference shares shall confer on the holder thereof the right to receive notice of, and to attend, any meeting of the Company and to vote thereat and on a poll shall entitle the holder to one vote for each A preference share held provided that at every general meeting of the Company at which the holders of the ordinary shares, the A preference shares and the B preference shares are present and entitled to vote, on a poll the holder of the A preference shares shall be entitled to 50 votes for each A preference share held, the holders of the ordinary shares shall be entitled to 50 votes for each ordinary share held and the holder of the

B preference shares shall be entitled to one vote for each B preference share held.

146.2.5	At every separate meeting of the holder of the A preference shares the provisions of the articles relating to the voting at general meetings of ordinary shareholders and the appointment of proxies to act thereat, shall apply, mutatis mutandis, except that at any such separate meeting the sole holder of the A preference shares shall constitute a quorum.

146.2.6	The A preference shares shall confer the right, on a winding-up of the Company, in priority to any payment in respect of the ordinary shares in the capital of the Company then issued, but after any payment in respect of the B preference shares in the capital of the Company then issued, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is then available for distribution.

146.2.7	The A preference shares shall not be entitled to any participation, on a winding-up, in any of the surplus funds of the Company in any other manner arising.

146.3	The following terms shall apply to the B preference shares in the share capital of the Company:

146.3.1	The B preference shares shall be issued at par plus a premium of R249,99 per share. The said shares shall be subscribed for by and allotted to Eastvaal Gold Holdings Limited at a price of R250,00 per share and are not transferable.

146.3.2	The B preference shares shall rank pari passu with each other and except as provided for in this article shall rank pari passu with the A preference shares.

146.3.3	The B preference shares shall confer the following rights on the holder thereof:

146.3.3.1	the right to an annual dividend amounting to the lesser of 5 per cent of the issue price of the B preference shares or an amount equivalent to the balance of the after tax profits arising from income derived from mining the Moab Lease Area as determined by the directors in each financial year. The annual dividend shall be a first charge on any profit available for distribution from the Moab Lease Area but shall not be payable from any other profits of the Company.

146.3.3.2	to receive on redemption:

146.3.3.2.1	the nominal value of the said B preference shares;

146.3.3.2.2	a premium of up to R249,99 per share, but limited to an amount equal to the net proceeds available from the disposal of the assets relating to the Moab Lease Area after payment of the nominal value of the B preference shares. Any such premium shall be payable from so much of the share premium account as arose on the issue of the shares.

146.3.3.3	Against payment of the said nominal value and premium, if any, such shares shall be fully redeemed and shall constitute part of the authorised and unissued share capital of the Company.

146.3.3.4	The redemption of the B preference shares shall be a first charge against the net proceeds from the disposal of the assets relating to the Moab Lease Area following permanent cessation of mining operations in the Moab Lease Area, but shall have no right to redemption from any proceeds otherwise arising.

146.3.4	The B preference shares shall confer on the holder thereof the right to receive notice of, and to attend, any meeting of the Company provided that:

146.3.4.1	the holder of a B preference share shall not be entitled to vote at such meeting, except:

146.3.4.1.1	during any period commencing six months after the due date for payment of any B preference share dividend which has been declared and during which such B preference dividend or any part of such B preference dividend remains in arrear and unpaid; or

146.3.4.1.2	in regard to any resolution proposed which directly affects any of the rights attached to the B preference shares or the interests of the holders of the B preference shares, including a resolution for the winding-up of the Company or for the reduction of its capital; or

146.3.4.1.3	in regard to any resolution of the Company proposed for the disposal of the whole or substantially the whole of the undertaking of the Company or the whole or the greater part of the assets of the Company, or the whole or the greater part of the assets relating to the operations in the Moab Lease Area.

146.3.4.2	at every general meeting of the Company at which the holders of the ordinary shares, the A preference shares and the B preference shares are present and entitled to vote, on a poll the holder of the A preference shares shall be entitled to 50 votes for each A preference share held, the holders of the ordinary shares shall be entitled to 50 votes for each ordinary share held and the holder of the B preference shares shall be entitled to one vote for each B preference share held.

146.3.5	At every separate meeting of the holder of the B preference shares the provisions of the articles relating to the voting at general meetings of ordinary shareholders and the appointment of proxies to act thereat, shall apply, mutatis mutandis, except that at any such separate meeting the sole holder of the B preference shares shall constitute a quorum.

146.3.6	The B preference shares shall confer the right, on a winding-up of the Company, in priority to any payment in respect of the ordinary shares or the A preference shares in the capital of the Company then issued, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is available for distribution but not exceeding a return per B preference share of the capital paid-up thereon and any share premium paid on the issue of the B preference shares outstanding at that time.

146.3.7	The B preference shares shall not be entitled to any participation, on a winding-up, in any of the surplus funds of the Company in any other manner arising.

146.4	The following terms shall apply to both the A preference shares and the B preference shares in the share capital of the Company:

146.4.1	The rights attaching to the A and B preference shares and the interests of the holders of the A and B preference shares shall not be regarded as being directly affected or modified by the creation by the Company of any further shares of any class unless those new shares rank as regards participation in the assets or profits of the Company from the Moab Lease Area in some or all respects in priority to or pari passu with the A and B preference shares.

146.4.2	The provisions of this article 146 shall override any similar or contrary provisions of the Articles of Association of the Company.

146.4.3	Without the prior written consents of the holders of the A and B preference shares or the prior sanction of resolutions at separate general meetings of the holders of the A and B preference shares passed in the same manner, mutatis mutandis, as a special resolution:

146.4.3.1	none of the rights attaching to the A or B preference shares may be modified;

146.4.3.2	no shares in the capital of the Company, ranking as regards participation in the assets or profits of the Company arising from operations in the Moab Lease Area in some or all respects in priority to or pari passu with the A and B preference shares shall be created.

146.4.4	The A preference shares and the B preference shares shall be redeemed, but only after cessation of mining operations in the Moab Lease Area and realisation of the assets relating to the Moab Lease Area.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 11 November 2002	By: /s/ C R Bull

Name: C R Bull Title: Company Secretary